Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q4 and FY 2013 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures	Q4 2013	Q4 2012	1	% change		FY 2013	FY 20121	% change
	USD m	USD m		USD	cc2	USD m	USD m	USD	cc2
Net sales	15 078	14 828		2	4	57 920	56 673	2	4
Divisional operating income	2 551	2 560		0	10	11 649	11 952	-3	4
Corporate income & expense, net	-178	-159		-12	-9	-739	-759	3	4
Group operating income	2 373	2 401		-1	10	10 910	11 193	-3	5
As % of net sales	15.7	16.2				18.8	19.8
Income from associated companies	154	167		-8	-8	600	552	9	9
Interest expense	-163	-199		18	19	-683	-724	6	6
Other financial income and expense	-42	-19		nm	nm	-92	-96	4	30
Taxes	-264	-328		20	9	-1 443	-1 542	6	-1
Net income	2 058	2 022		2	13	9 292	9 383	-1	7
EPS (USD)	0.83	0.82		1	13	3.76	3.83	-2	6
Free cash flow2	3 319	3 513		-6		9 945	11 383	-13
Core2
Operating income	3 395	3 594		-6	2	14 485	14 842	-2	3
As % of net sales	22.5	24.2				25.0	26.2
Net income	2 955	3 042		-3	4	12 533	12 576	0	5
EPS (USD)	1.20	1.24		-3	4	5.09	5.15	-1	4

Fourth quarter

Group net sales
Group net sales increased 2% (+4% cc) to USD 15.1 billion in the fourth quarter. Currency had a negative impact of 2 percentage points, mainly from the weakened yen and weakening emerging market currencies against the US dollar.

Excluding the impact of generic competition of approximately USD 0.4 billion, mainly due to Zometa/Aclasta and Diovan, underlying net sales grew 7% in constant currencies. Growth products3 contributed USD 4.8 billion or 32% of Group net sales, up 15% over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 178 million compared to USD 159 million in the prior-year quarter, which benefited from reductions in environmental and other provisions. Adjustments to arrive at core Corporate income and expense amounted to USD 63 million, principally related to exceptional finance and IT process transformation costs. Prior-year adjustments amounted to USD 37 million.

Group operating income
Group operating income decreased 1% (+10% cc) to USD 2.4 billion. The negative impact of 11 percentage points from currency was greater than in previous quarters primarily due to a further strengthening of the Swiss franc and weakening of the yen and emerging market currencies in the fourth quarter.

1 Restated as explained on pages 36 and 72.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 46.
3 "Growth products" comprise products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months). The definition of growth products is maintained in all comparisons to prior year.

The adjustments made to Group operating income to arrive at core operating income amounted to USD 1.0 billion (2012: USD 1.2 billion). These adjustments included USD 0.8 billion (2012: USD 0.7 billion) of amortization of intangible assets, USD 0.1 billion (2012: USD 0.2 billion) of impairment charges, USD 0.1 billion (2012: USD 0.1 billion) of acquisition-related items and in 2012 USD 0.2 billion of other exceptional items.

Excluding these items, Group core operating income was down 6% (+2% cc) to USD 3.4 billion. Excluding the impact of generic competition, underlying core operating income grew 10% in constant currencies. Core operating income margin in constant currencies declined 0.5 percentage points; currency had a negative impact of 1.2 percentage points, resulting in a net decline of 1.7 percentage points to 22.5% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net income of Roche AG, amounted to USD 154 million compared to USD 167 million in the fourth quarter of 2012. The contribution from the investment in Roche of USD 168 million remained stable compared to the prior-year period however there was an additional USD 14 million of losses on other investments.

Core income from associated companies increased to USD 198 million from USD 190 million in the 2012 period. The increase was primarily due to a higher estimated core income contribution from Roche AG.

Interest expense and other financial income/expense
Interest expense decreased to USD 163 million from USD 199 million in the prior-year quarter due to lower interest charges from the unwinding of discounted liabilities. Other financial income and expense amounted to a net expense of USD 42 million compared to a net expense of USD 19 million in the 2012 period mainly due to higher currency losses compared to prior-year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) in the fourth quarter decreased to 11.4% from 14.0% in the same period last year due to the adjustment recorded in the quarter to arrive at the full year tax rate.

The core tax rate (taxes as percentage of core pre-tax income) decreased to 12.8% from 14.7% in the 2012 quarter.

Net income and EPS
Group net income of USD 2.1 billion was up 2% in reported terms, and up 13% in constant currencies, principally due to operating income performance and lower income tax.

EPS was up 1% (+13% cc) to USD 0.83, in line with net income.

Group core net income of USD 3.0 billion was down 3% in reported terms, but up 4% in constant currencies, from core operating income performance and lower income tax. Core EPS declined 3% (+4% cc) to USD 1.20, in line with core net income.

Full year

Group net sales
Group net sales increased to USD 57.9 billion in the full year, up 2% (+4% cc) over 2012. Currency had a negative impact of 2 percentage points, mainly from the weakening yen and emerging market currencies against the US dollar.

Excluding the impact of generic competition, underlying sales grew 8% in constant currencies. Growth products contributed USD 18.1 billion or 31% of Group net sales, up from 28% in 2012. Loss of exclusivity impacted sales by approximately USD 2.2 billion, mainly due to Diovan and Zometa/Aclasta.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 739 million compared to USD 759 million in the prior-year period. Total adjustments of USD 103 million in both periods were mainly related to finance and IT transformation costs, which were partly offset by the release of Corporate provisions of USD 75 million in 2013 and in 2012 by the exceptional gain of USD 51 million from the sale of financial assets.

Group operating income
Group operating income was USD 10.9 billion (-3%, +5% cc). The negative currency impact of 8 percentage points was greater than the currency impact on sales, as the yen and emerging market currencies represent a larger proportion of operating income than sales.

The adjustments made to Group operating income to arrive at core operating income amounted to USD 3.6 billion (2012: USD 3.6 billion). These adjustments included USD 3.0 billion (2012: USD 2.9 billion) of amortization of intangible assets, USD 0.3 billion (2012: USD 0.4 billion) of impairment charges, USD 0.3 billion (2012: USD 0.3 billion) of acquisition related items and in 2012 USD 0.1 billion of other exceptional items.

Excluding these items, Group core operating income was USD 14.5 billion (-2%, +3% cc). Excluding the impact of generic competition, underlying core operating income grew 15% in constant currencies. Core operating income margin in constant currencies decreased by 0.3 percentage points, mainly from lower gross margins due to higher royalties and generic erosion, as well as R&D investment in Pharmaceuticals; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 1.2 percentage points to 25.0% of net sales.

Income from associated companies
Income from associated companies increased to USD 600 million from USD 552 million in the prior-year period. The increase was primarily due to an estimated higher net result of Roche AG.

The core income from associated companies increased to USD 877 million from USD 755 million in 2012 due to a higher estimated core income contribution from Roche for 2013.

Interest expense and other financial income/expense
Total interest expense decreased to USD 683 million in 2013 from USD 724 million in 2012. Slightly higher interest expenses on outstanding bonds were more than offset by lower charges from the unwinding of discounted liabilities. Other financial income and expense amounted to a net expense of USD 92 million compared to USD 96 million in 2012 mainly due to lower currency losses.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased to 13.4% in 2013 from 14.1% in 2012 due to lower income in higher tax jurisdictions.

The core tax rate (taxes as a percentage of core pre-tax income) was 14.3% in 2013, down from 14.9% in 2012.

Net income and EPS
Group net income of USD 9.3 billion was down 1% in reported terms, but up 7% in constant currencies, due to the operating income performance, higher income from associated companies and lower net financial expense.

EPS was down 2% (+6% cc), in line with net income, to USD 3.76.

Group core net income was USD 12.5 billion, flat in reported terms, but up 5% in constant currencies, ahead of core operating income mainly due to higher income from associated companies and lower net financial expense. Core EPS was USD 5.09 (-1%, +4% cc), largely following core net income.

Pharmaceuticals
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 323	8 276	1	4	32 214	32 153	0	3
Operating income	2 013	1 924	5	14	9 376	9 598	-2	3
As % of net sales	24.2	23.2			29.1	29.9
Core operating income	2 133	2 281	-6	2	9 523	10 213	-7	-1
As % of net sales	25.6	27.6			29.6	31.8

Fourth quarter

Net sales
Pharmaceuticals net sales, which continued to benefit from delayed entry of generic competition for Diovan monotherapy in the US, reached USD 8.3 billion (+1%, +4% cc) in the fourth quarter, driven by strong volume growth (+9 percentage points), partly offset by the impact of generic competition (USD 0.4 billion, -5 percentage points), mainly for Zometa/Aclasta and Diovan. Growth products1 generated USD 3.3 billion of division net sales, growing 22% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the Q Family2 and Jakavi – contributed 40% of division net sales, compared to 33% in the same period last year.

Regionally, Europe (USD 2.8 billion, +2% cc) saw a strong performance from growth products, which more than offset generic competition (mainly for Zometa) and negative price effects. US sales (USD 2.6 billion, +1% cc) benefited from the continued strong performance of Gleevec/Glivec, Gilenya, Afinitor and Tasigna, which offset generic competition for Zometa/Aclasta and the combination product Diovan HCT. Japan’s performance (USD 0.8 billion, -2% cc) versus prior year was impacted by a decline in Diovan sales, resulting from a recent issue involving a conflict of interest in Japanese valsartan investigator-initiated trials (IITs) started between 2001 and 2004, and increased competition for Lucentis. Sales in Emerging Growth Markets (USD 2.1 billion, +12% cc) – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – continued to grow strongly.

Oncology (USD 2.9 billion, +3% cc) growth was mainly driven by Afinitor (USD 361 million, +33% cc), Tasigna (USD 352 million, +25% cc), Sandostatin (USD 416 million, +10% cc), Exjade (USD 244 million, +5% cc) and Gleevec/Glivec (USD 1.2 billion, +5% cc), which offset the loss of exclusivity for Zometa (USD 94 million, -69% cc). The Primary Care franchise (USD 1.9 billion, +5% cc) growth was underpinned by the continued strong uptake of Galvus (USD 328 million, +37% cc). In Specialty Care, the Neuroscience franchise (USD 0.9 billion, +20% cc) saw strong growth from Gilenya (USD 527 million, +51% cc) worldwide, despite competitive pressures. Lucentis (USD 630 million, +1% cc) increased slightly as double-digit volume growth, driven by recent launches in new indications, was mostly offset by a negative pricing impact, mainly due to one-time price adjustments to secure reimbursement for new indications. New competition in certain markets also impacted Lucentis performance.

Operating income
Operating income increased 5% (+14% cc) to USD 2.0 billion, due to higher sales and higher exceptional charges in the prior-year quarter. Adjustments to arrive at core operating income for the quarter amounted to USD 120 million, principally due to the amortization of intangible assets of USD 70 million and impairment charges of USD 86 million, partially offset by gains on selling financial assets of USD 125 million. Prior-year adjustments of USD 357 million included USD 272 million for the amortization of intangible assets and impairments, and a USD 64 million increase in contingent consideration related to a 2010 acquisition.

Core operating income declined 6% (+2% cc) to USD 2.1 billion. Core operating income margin in constant currencies declined 0.6 percentage points, mainly due to a gross margin decline, partly offset by productivity savings from Marketing & Sales; currency had a negative impact of 1.4 percentage points, resulting in a net decrease of 2.0 percentage points to 25.6% of net sales.

1 "Growth products" comprise products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan). The definition of growth products is maintained in all comparisons to prior year.
2 The Q Family includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and Ultibro Breezhaler.

Core gross margin declined by 1.2 percentage points (cc) due to the impact of increased royalties, mainly for Gilenya, generic erosion and low prior-year production write-offs. R&D expenses as a percentage of net sales increased by 0.2 percentage points (cc), reflecting a slow-down in growth compared to preceding quarters. Marketing & Sales and General & Administration expenses improved 0.7 percentage points (cc) as continuing productivity efforts offset additional investments in new product launches. Other Income and Expense, net improved the margin by 0.1 percentage points (cc).

Full year

Net sales
Pharmaceuticals delivered net sales of USD 32.2 billion (0%, +3% cc) for the full year, driven by strong volume growth (+9 percentage points) and pricing (+1 percentage point), which more than offset the impact of generic competition (USD 2.2 billion, -7 percentage points). Growth products grew 25% in constant currencies and contributed USD 12.3 billion or 38% of division net sales in 2013, compared to 31% in 2012.

Europe (USD 11.0 billion, +5% cc) benefited from the continued strong performance of growth products. The US (USD 10.3 billion, -1% cc) was impacted by generic competition for Zometa/Aclasta and Diovan HCT. Japan’s performance (USD 3.3 billion, +1% cc) improved versus prior year due to new launches. Emerging Growth Markets (USD 7.7 billion, +9% cc) grew strongly.

Operating income
Operating income was USD 9.4 billion (-2%, +3% cc) for the full year. Operating income margin in constant currencies increased by 0.1 percentage points, and currency had a negative impact of 0.9 percentage points, resulting in a net decline of 0.8 percentage points to 29.1% of net sales. Adjustments to arrive at core operating income amounted to USD 147 million, mainly due to the amortization of intangible assets of USD 278 million and impairment charges of USD 74 million, partially offset by gains from divesting products and financial assets of USD 313 million. Prior-year adjustments of USD 615 million included USD 322 million for the amortization of intangible assets, USD 238 million of impairments and USD 55 million of other exceptional charges.

Core operating income declined 7% (-1% cc) to USD 9.5 billion. Core operating income margin in constant currencies declined by 1.3 percentage points, mainly due to increased investments into promising R&D pipeline assets and lower gross margin, partly offset by productivity savings from Marketing & Sales. Currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 2.2 percentage points to 29.6% of net sales.

Core gross margin declined by 0.7 percentage points (cc) mainly due to the impact of increased royalties, principally for Gilenya, and generic erosion. R&D expenses as a percentage of net sales increased by 0.9 percentage points (cc) to support key projects. Marketing & Sales and General & Administration expenses improved margin by 0.4 percentage points (cc). Other Income and Expense, net reduced the margin by 0.1 percentage points (cc).

Pharmaceuticals product review

All comments below focus on fourth quarter movements.

PRIMARY CARE
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	843	992	-15	-10	3 524	4 417	-20	-16
Exforge	372	361	3	7	1 456	1 352	8	12
Subtotal Valsartan Group	1 215	1 353	-10	-5	4 980	5 769	-14	-9
Tekturna/Rasilez	59	81	-27	-25	290	383	-24	-23
Subtotal Hypertension	1 274	1 434	-11	-7	5 270	6 152	-14	-10
Arcapta Neohaler/Onbrez Breezhaler	53	38	39	40	192	134	43	47
Seebri Breezhaler	25	3	nm	nm	58	3	nm	nm
Ultibro Breezhaler	6		nm	nm	6		nm	nm
Subtotal Q Family	84	41	105	104	256	137	87	90
Galvus	328	255	29	37	1 200	910	32	40
Xolair	173	130	33	36	613	504	22	24
Total strategic franchise products	1 859	1 860	0	5	7 339	7 703	-5	0
Established medicines	362	350	3	8	1 352	1 532	-12	-8
Total Primary Care products	2 221	2 210	0	5	8 691	9 235	-6	-1
nm = not meaningful

Diovan Group (USD 843 million, -10% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw continued sales decline worldwide due to the loss of exclusivity in the EU, US, Canada and other markets, as well as the impact of the conflict of interest issue regarding valsartan IITs in Japan. Sales continued to grow in other international markets, including China and select countries in Latin America, Asia Pacific, the Middle East and Africa. With respect to Diovan monotherapy in the US, no generic competitor has yet been approved by the FDA. Diovan HCT, however, continues to face competition from multiple generic competitors in the US.

Exforge Group (USD 372 million, +7% cc), which includes Exforge and Exforge HCT, saw continued sales growth, driven by strong performance in Europe, Latin America, Asia Pacific and the Middle East. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

Tekturna/Rasilez (USD 59 million, -25% cc) sales declined in the fourth quarter, continuing the trend established following the discontinuation of the ALTITUDE trial in December 2011.

Arcapta Neohaler/Onbrez Breezhaler (USD 53 million, +40% cc) continued to grow strongly worldwide as a once-daily treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease. Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in over 100 countries.

Seebri Breezhaler (USD 25 million) saw strong growth and is approved in over 50 countries including the EU, Japan, Switzerland, Canada and Australia. Seebri Breezhaler (glycopyrronium bromide) is a novel once-daily inhaled long-acting muscarinic antagonist indicated as a maintenance bronchodilator treatment to relieve symptoms in patients with COPD. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei. The Q Family, which includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and the now launched Ultibro Breezhaler in the EU and Japan, grew 104% (cc) in the fourth quarter.

Galvus Group (USD 328 million, +37% cc), which includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin, continued to deliver strong growth across Europe, Japan, Latin America and Asia Pacific, with annual sales passing the USD 1 billion mark in the fourth quarter 2013. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus and Eucreas are currently approved in more than 110 countries.

Xolair (USD 173 million, +36% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly in Japan, Canada and Latin America. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

ONCOLOGY
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 227	1 179	4	5	4 693	4 675	0	1
Tasigna	352	291	21	25	1 266	998	27	31
Subtotal Bcr-Abl franchise	1 579	1 470	7	9	5 959	5 673	5	7
Sandostatin	416	389	7	10	1 589	1 512	5	8
Afinitor/Votubia	361	273	32	33	1 309	797	64	66
Exjade	244	237	3	5	893	870	3	4
Zometa	94	322	-71	-69	600	1 288	-53	-52
Femara	100	111	-10	-5	384	438	-12	-7
Jakavi	47	21	124	119	163	30	nm	nm
Proleukin	26	17	53	61	91	59	54	55
Other	60	56	7	7	228	257	-11	-12
Total Oncology products	2 927	2 896	1	3	11 216	10 924	3	4
nm = not meaningful

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, reached USD 1.6 billion in sales (+9% cc) in the fourth quarter, driven by the growth of Tasigna.

Gleevec/Glivec (USD 1.2 billion, +5% cc) grew despite loss of patent exclusivity in Brazil, Russia, Canada, Turkey and Mexico, and increased competition in the Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) indication. In addition to its indication as a targeted therapy for Ph+ CML, Gleevec/Glivec is also indicated as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST) and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST.

Tasigna (USD 352 million, +25% cc) continued to grow over the previous year as a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Ph+ CML in the chronic phase or for adult patients in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec. Tasigna market share continues to rise in markets around the world in both the first-line and second-line settings.

Sandostatin (USD 416 million, +10% cc), a somatostatin analogue used to treat patients with acromegaly, as well as patients with symptoms of carcinoid syndrome associated with neuroendocrine tumors, continued to benefit from the increasing use of Sandostatin LAR1 in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 40 countries, with additional filings underway. Sandostatin LAR is also approved in 44 countries for the delay of disease progression in patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 361 million, +33% cc), an oral inhibitor of the mTOR pathway, continued strong growth following additional regulatory approvals and launches in HR+/HER2- advanced breast cancer, subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis complex (TSC) and renal angiomyolipoma associated with TSC, including a label update in Europe to account for a new dispersible tablet formulation as well as Phase III data that further support use in certain patients with SEGA associated with TSC. Afinitor is also approved for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic neuroendocrine tumors. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 244 million, +5% cc), a once-daily oral therapy for chronic transfusional iron overload approved in more than 100 countries, saw sales increase due to steady performances in the US, Asia and the Middle East. Exjade is also approved for use in patients with non-transfusion-dependent thalassemia in more than 60 countries, with additional regulatory filings underway.

1 Long-acting release.

Zometa (USD 94 million, -69% cc), used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated due to the loss of exclusivity and subsequent generic competition.

Jakavi (USD 47 million, +119% cc) grew as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 50 countries, including EU member states, Canada, Australia, Mexico and Argentina, with additional regulatory filings underway, including in Japan. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

SPECIALTY CARE

Neuroscience
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	527	349	51	51	1 934	1 195	62	62
Exelon/Exelon Patch	250	266	-6	-5	1 032	1 050	-2	0
Comtan/Stalevo	103	114	-10	-5	401	530	-24	-21
Extavia	37	44	-16	-17	159	159	0	-1
Other	21	11	91	73	78	62	26	25
Total strategic franchise products	938	784	20	20	3 604	2 996	20	21
Established medicines	112	118	-5	1	444	483	-8	-4
Total Neuroscience products	1 050	902	16	18	4 048	3 479	16	18

Gilenya (USD 527 million, +51% cc) continued to show rapid growth as the first once-daily oral therapy for relapsing forms of multiple sclerosis (MS) and the first in a new class of compounds called sphingosine 1-phosphate receptor modulators. Growth continued to be driven by increasing demand for oral therapy following the approval of new oral treatments and the recognition of the role for high efficacy treatments earlier in the course of the disease. In the US, Gilenya is indicated for relapsing forms of MS. In the EU, Gilenya is indicated for adult patients with highly active RRMS defined as either high disease activity despite treatment with beta interferon, or rapidly evolving severe relapsing remitting MS. Gilenya is now approved in over 78 countries. It is estimated that Gilenya has been used to treat more than 84,500 patients in clinical trials and the post-marketing setting. Total patient exposure is now more than 118,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 250 million, -5% cc) combined sales declined in the fourth quarter. Exelon Patch, the transdermal form of the medicine, declined -2% (cc) and generated 92% of total Exelon sales in the quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. Exelon Patch is also approved for the treatment of patients with severe Alzheimer’s disease in United States, Argentina, Chile, Israel and South Korea. In Europe, the high-dose patch (15cm2) for mild-to-moderate AD was launched in several markets in the second quarter. Exelon Patch is beginning to face competition from generic 5 cm2 and 10 cm2 patches in Europe.

Ophthalmics
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	630	634	-1	1	2 383	2 398	-1	1
Other	14	21	-33	-26	61	88	-31	-27
Total Ophthalmics products	644	655	-2	0	2 444	2 486	-2	0

Lucentis (USD 630 million, +1% cc) again saw strong double-digit volume growth driven by recent launches in the new indications (visual impairment due to: diabetic macular edema, choroidal neovascularization secondary to pathologic myopia, macular edema secondary to retinal vein occlusion). This quarter, new indications contributed 27% of sales compared to 13% in the same quarter in 2012. One-time price adjustments required to secure reimbursement for new indications offset this volume growth and delivered Q4 2013 sales that are slightly less than Q4 2012. Lucentis is also licensed for wet age-related macular degeneration. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care1
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	195	216	-10	-5	750	821	-9	-4
Myfortic	159	164	-3	-1	637	579	10	13
Zortress/Certican	63	58	9	12	249	210	19	20
Ilaris	37	19	95	89	119	72	65	65
Other	109	105	4	7	429	398	8	9
Total strategic franchise products	563	562	0	3	2 184	2 080	5	8
Everolimus stent drug	46	45	2	-2	247	256	-4	-4
Established medicines	193	329	-41	-41	852	1 160	-27	-26
Total IHC products	802	936	-14	-13	3 283	3 496	-6	-4
1 Includes Transplantation

Zortress/Certican (USD 63 million, +12% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate strong growth. It is also approved for liver transplant patients in the EU, US, and other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 37 million, +89% cc) continued to grow strongly as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries, and was granted a label extension in the EU for use in younger children. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries. It is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU.

Critical Care
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
TOBI	88	90	-2	-2	387	317	22	22
Total Critical Care products	88	90	-2	-2	387	317	22	22

TOBI (USD 88 million, -2% cc) sales, including both TOBI nebulizer solution and TOBI Podhaler dry powder formulations of the antibiotic tobramycin for the management of cystic fibrosis patients with Pseudomonas aeruginosa bacteria in their lungs, declined in the fourth quarter. TOBI Podhaler contributed 52% of total TOBI sales.

Alcon
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD	USD	cc
Net sales	2 655	2 576	3	6	10 496	10 225	3	5
Operating income	172	323	-47	-30	1 232	1 465	-16	-2
As % of net sales	6.5	12.5			11.7	14.3
Core operating income	851	899	-5	1	3 694	3 698	0	6
As % of net sales	32.1	34.9			35.2	36.2

Fourth quarter

Net sales
Alcon net sales were up 3% (+6% cc) to USD 2.7 billion in the fourth quarter, driven by newly launched products.

Surgical franchise growth (+5%, +9% cc) was driven by sales of Alcon’s new phacoemulsification platform, Centurion, as well as demand for other equipment platforms, including the LenSx femtosecond laser. Ophthalmic Pharmaceuticals franchise performance (+2%, +5% cc) was driven by growth of combination glaucoma and dry-eye products. Vision Care grew 1% (+4% cc), with solid sales in contact lenses, including Dailies Total1.

Regionally, sales growth was driven by strong performance in Latin America (+1%, +14% cc) and Asia (+3%, +7% cc), led by China. Sales growth was broad-based, with Europe, the Middle East and Africa (+9%, +6% cc), North America (+4%, +5% cc) and Japan (-15%, 5% cc) all contributing to growth. Emerging Growth Markets continued to grow double-digit in constant currencies (+5%, +10% cc), driven by Surgical.

Operating income
Operating income (-47%, -30% cc) was USD 172 million. Currency had a negative impact of 17 percentage points, mainly due to the weakening Japanese yen and Latin American currencies. Adjustments to arrive at core operating income for the quarter amounted to USD 679 million, which included USD 517 million for the amortization of intangible assets, USD 121 million for acquisition-related items, USD 16 million for exceptional restructuring costs, and USD 25 million for other net costs. The adjustments of USD 679 million in 2013 were USD 103 million higher than in the prior year due to incremental amortization charges, integration charges and a provision for contingent consideration related to a prior acquisition, partially offset by an income related to an amendment to post-retiree medical benefit plans. Prior-year adjustments of USD 576 million included USD 480 million of intangible asset amortization and USD 83 million of acquisition-related items.

Core operating income of USD 851 million was down 5% in USD but up 1% in constant currencies. Core operating income margin in constant currencies decreased by 1.6 percentage points, mainly due to a decline in core gross margin; currency had a negative impact of 1.2 percentage points, resulting in a net decrease of 2.8 percentage points to 32.1% of net sales.

Core gross margin declined by 1.8 percentage points (cc), mainly due to a product mix impact driven by growing surgical equipment sales, which secures ongoing access to the operating suite over the life of the equipment. Marketing & Sales expenses as a percentage of net sales increased by 0.6 percentage points (cc) compared to the prior-year quarter to support key product launches. General & Administration expenses increased by 0.4 percentage points (cc), while R&D expenses decreased by 0.2 percentage points (cc). Other Income and Expense, net increased margin by 1.0 percentage points (cc) due to two unfavorable accounting adjustments in the prior-year quarter.

Full year

Net sales
Alcon net sales were USD 10.5 billion (+3%, +5% cc) for the full year 2013. The Surgical franchise grew 4% (+7% cc), driven by procedure growth, market share gains, and demand for LenSx and Centurion equipment. Ophthalmic Pharmaceuticals growth (+2%, +5% cc) was due to broad market share gains across key segments but impacted by generic competition in the US glaucoma market. Vision Care grew 2% (+4% cc), as sales growth in contact lenses was partly offset by declines in the contact lens care market.

Operating income
Operating income of USD 1.2 billion (-16%, -2% cc) was impacted by integration and restructuring charges, partially offset by sales growth and productivity gains. Operating income margin in constant currencies decreased by 1.0 percentage points, and currency had a negative impact of 1.6 percentage points, resulting in a net decline of 2.6 percentage points to 11.7% of net sales. Adjustments to arrive at core operating income amounted to USD 2.5 billion, consisting of USD 2.0 billion for the amortization of intangible assets, USD 330 million of acquisition-related items, USD 61 million for the impairment of intangible assets and property, plant and equipment, USD 18 million for a net increase in contingent consideration, and USD 64 million of other costs. Prior-year adjustments of USD 2.2 billion included USD 1.9 billion of intangible asset amortization and USD 0.3 billion of acquisition-related items.

Core operating income was in line with prior year in reported terms, but up 6% in constant currencies. Core operating income margin in constant currencies increased by 0.1 percentage points; currency had a negative impact of 1.1 percentage points, resulting in a net decrease of 1.0 percentage points to 35.2% of net sales.

Core gross margin declined by 1.0 percentage points (cc), mainly due to product mix as Alcon refreshes and expands its surgical equipment install base. Marketing & Sales expenses as a percentage of net sales decreased by 0.8 percentage points (cc) compared to 2012, driven by synergies and productivity improvements, partially offset by investments in new launches. General & Administration expenses increased by 0.4 percentage points (cc), while R&D expenses decreased by 0.6 percentage points (cc). Other Income and Expense, net increased margin by 0.1 percentage points (cc).

Alcon product review

All comments below focus on fourth quarter movements.

Surgical
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	826	777	6	10	3 037	2 932	4	7
of which, IOLs	333	333	0	4	1 297	1 281	1	5
Vitreoretinal products	161	158	2	6	592	578	2	7
Refractive/Other	70	69	1	3	268	242	11	12
Total	1 057	1 004	5	9	3 897	3 752	4	7

Global Surgical sales in the fourth quarter grew 5% (+9% cc) to USD 1.1 billion, driven by equipment sales including the LenSx femtosecond laser technology, the Centurion phacoemulsification platform and refractive equipment, and by Vitreoretinal disposables. Sales of monofocal intraocular lenses (IOLs) grew ahead of the market while growth of advanced technology intraocular lenses (ATIOLs) slowed (-3%, +2% cc) due to competitive launches.

Ophthalmic Pharmaceuticals
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	315	304	4	7	1 265	1 259	0	4
Allergy/Otic/Nasal	173	186	-7	-5	939	901	4	6
Infection/Inflammation	263	262	0	2	1 019	1 011	1	2
Dry Eye/Other	232	214	8	14	885	848	4	7
Total	983	966	2	5	4 108	4 019	2	5

Global sales of Ophthalmic Pharmaceuticals products totaled USD 1.0 billion (+2%, +5% cc) in the fourth quarter. In Glaucoma, growth was driven by the positive US response to Simbrinza and continued growth of fixed dose combination products (+10%, +14% cc) DuoTrav and Azarga.

In the Infection/Inflammation segment, growth in the Nevanac franchise was balanced by softness in Tobradex and tail brands. Dry Eye continued to show global growth in the Systane product family (+12%, +16% cc). Allergy/Otic/Nasal sales declined due to lower off-season order patterns.

Jetrea, a first-in-class treatment for symptomatic vitreomacular adhesion and vitreomacular traction when associated with macular hole, continued to progress through the market access process. In the UK, NICE issued written guidance to the NHS recommending Jetrea as a treatment option for indicated patients. In Germany, G-BA confirmed the positive IQWiG assessment. Additionally, in January 2014, Canada’s Common Drug Review issued a positive recommendation.

Vision Care
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	436	424	3	5	1 793	1 732	4	5
Contact lens care	179	182	-2	1	698	722	-3	-1
Total	615	606	1	4	2 491	2 454	2	4

Vision Care global product sales were USD 615 million (+1%, +4% cc). Contact lens performance was driven by the continued strong global growth of AirOptix (+6%, +9% cc). The Dailies brand continued to grow in the US, Europe, Middle East & Africa, and Asia driven by strong market responses to the Dailies Total1 offering in launched markets. Sales of contact lens care products (-2%, +1% cc) increased, driven by strength in ClearCare and Opti-Free, offset by declines in non-promoted contact lens care products.

Sandoz
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 411	2 387	1	1	9 159	8 702	5	5
Operating income	276	284	-3	3	1 028	1 091	-6	-3
As % of net sales	11.4	11.9			11.2	12.5
Core operating income	373	414	-10	-6	1 541	1 503	3	4
As % of net sales	15.5	17.3			16.8	17.3

Fourth quarter

Net sales
Sandoz net sales increased by 1% (+1% cc) to USD 2.4 billion in the fourth quarter, despite high prior-year US authorized generic sales of valsartan HCT as well as four months of Fougera sales in the prior-year quarter. Volume growth of 9 percentage points more than compensated for 8 percentage points of price erosion. Western Europe (excluding Germany), emerging markets, and biosimilars all delivered strong sales growth, offset by declines in the US and Germany.

US retail generics and biosimilars sales (USD 705 million) declined 7% (cc) as a result of the aforementioned high sales of valsartan HCT and the extra month of Fougera sales in the prior-year quarter. Western Europe (excluding Germany) retail generics and biosimilars sales increased 9% (cc). Sales in Germany (USD 304 million, -8% cc) decreased in a declining market. Japan sales grew 16% (cc) over the prior-year quarter. Emerging markets also grew strongly, led by the Middle East & Africa (+33% cc), Asia (excluding Japan) (+13% cc), Latin America (+12% cc) and Central & Eastern Europe (+9% cc).

Sandoz further strengthened its leading global position in biosimilars, which advanced 26% (cc) to USD 119 million in the quarter. Growth was driven by continued momentum in all three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective category. Omnitrope became the first biosimilar globally to exceed USD 200 million in sales per year and is the fastest-growing growth hormone in the EU and the US.

Operating income
Sandoz operating income of USD 276 million was down 3% in reported terms, but up 3% in constant currencies, primarily due to lower exceptional items compared to the prior year. Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 97 million, mainly driven by the amortization of intangible assets of USD 105 million and partly offset by a USD 10 million net reduction in legal provisions. Prior-year adjustments of USD 130 million included USD 96 million of intangible asset amortization and USD 23 million of acquisition-related items.

Core operating income declined by 10% (-6% cc) to USD 373 million. Core operating income margin in constant currencies decreased by 1.2 percentage points, mainly driven by the very high-margin prior-year sales of valsartan HCT in the US as well as the extra month of high-margin Fougera sales in the 2012 quarter. Currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.8 percentage points to 15.5% of net sales.

Core gross margin decreased by 3.2 percentage points (cc) in the quarter, again primarily driven by the very high-margin US sales of valsartan HCT in the prior-year quarter. Marketing & Sales expenses as a percentage of net sales increased by 0.6 percentage points (cc), reflecting investments into strongly growing businesses in emerging markets. R&D expenses increased by 0.3 percentage points (cc), driven by development investments in biosimilars and respiratory products. General & Administration expenses increased by 0.1 percentage points (cc). Other Income and Expense, net improved margin by 3.0 percentage points (cc) due to lower net litigation costs and legal settlements in the fourth quarter of 2013, as well as restructuring costs in the prior-year quarter.

Full year

Net sales
Net sales increased by 5% (+5% cc) to USD 9.2 billion, driven by double-digit retail generics and biosimilars sales increases in Western Europe (excluding Germany) (+12% cc), Central & Eastern Europe (+11% cc), the Middle East & Africa (+19% cc), Latin America (+16% cc) and Asia (excluding Japan) (+13% cc). Japan (+19% cc) grew double digit for the 6th year in a row. The US was up 2% (cc) in a flat generics market, as new product launches and the acquisition of Fougera more than compensated for the decline in sales of enoxaparin (generic Lovenox®) (which fell from USD 451 million in 2012 to USD 213 million in 2013) and the US authorized generic launch of the valsartan HCT in 2012. German retail generics and biosimilars sales declined by 1% (cc) in a declining market. Biosimilars sales grew 23% (cc) to reach USD 420 million globally.

Volume increased 14 percentage points, including 3 percentage points contributed by Fougera. Price erosion was 9 percentage points, driven primarily by higher pricing for enoxaparin in the first half of 2012.

Operating income
Operating income decreased by 6% (-3% cc) to USD 1.0 billion. The operating income margin in constant currencies decreased by 1.0 percentage point; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.3 percentage points to 11.2% of net sales, driven by USD 85 million of legal provisions and the prior-year US authorized generic launch of valsartan HCT. Adjustments to arrive at core operating income amounted to a net expense of USD 513 million, mainly driven by USD 409 million for the amortization of intangible assets, as well as USD 85 million for legal provisions and USD 20 million for impairments of intangible assets. Prior-year adjustments of USD 412 million included USD 364 million of intangible asset amortization and USD 62 million of acquisition-related items.

Core operating income grew by 3% (+4% cc) to USD 1.5 billion. The difference between reported and core operating income growth was driven by higher exceptional items, particularly the aforementioned USD 85 million for legal provisions, compared to the previous year. Core operating income margin in constant currencies decreased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.5 percentage points to 16.8% of net sales.

Core gross margin decreased by 1.0 percentage points (cc) as a result of the very high-margin US authorized generic sales of valsartan HCT in the prior year. Marketing & Sales expenses as a percentage of net sales increased by 0.4 percentage points (cc), driven by investments into strongly growing businesses in emerging markets. R&D expenses decreased by 0.1 percentage points (cc) as overall investments grew slower than sales, despite the continued ramp-up of investments into biosimilars and respiratory pipeline products. General & Administration expenses increased by 0.1 percentage points (cc). Other Income and Expense, net improved margin by 1.3 percentage points (cc) due to lower litigation costs and legal settlements in 2013 and restructuring costs in the prior year.

Vaccines and Diagnostics
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	655	628	4	3	1 987	1 858	7	6
Operating income/loss	42	41	2	6	-165	-250	34	34
As % of net sales	6.4	6.5			-8.3	-13.5
Core operating income/loss	93	99	-6	-6	65	-75	nm	nm
As % of net sales	14.2	15.8			3.3	-4.0
nm = not meaningful

Fourth quarter

Net sales
Net sales were up 4% (+3% cc) to USD 655 million in the fourth quarter, driven by seasonal influenza, pre-pandemic sales including H7N9 in the US and Menveo growth, partially offset by lower pediatric bulk sales due to earlier supply phasing. We also commenced the first sales of Bexsero to several European private markets.

Operating income/loss
Operating income was USD 42 million for the quarter compared to an income of USD 41 million for the same period in 2012. The improvement in operating income was driven by higher sales and lower amortization of intangible assets, partially offset by development costs related to the quadrivalent influenza vaccine trials. Adjustments to arrive at core operating income amounted to USD 51 million related to the amortization of intangible assets. Prior-year adjustments amounted to USD 58 million.

Core operating income for the quarter was USD 93 million compared to USD 99 million for the 2012 period, due to increased R&D investments and lower gross margin, partially offset by the impact of higher sales.

Full year

Net sales
Net sales increased 7% (+6% cc) to USD 2.0 billion for the full year compared to USD 1.9 billion in 2012. The sales increase was driven by higher Menveo sales, seasonal influenza demand and pre-pandemic sales.

Key progress was achieved this year with the approval of Menveo for infants as young as 2 months of age in the US as well as the approval of Bexsero in Europe, Australia and Canada, with shipments to several European private markets starting in the fourth quarter. Additionally, we supplied Bexsero to Princeton University in response to a potentially deadly outbreak of meningococcal serogroup B disease.

Operating income/loss
Operating loss was USD 165 million, USD 85 million less than the USD 250 million operating loss in 2012. Adjustments to arrive at core operating loss amounted to USD 230 million, including USD 222 million for the amortization of intangible assets. This compares to adjustments of USD 175 million in 2012, which benefited from an exceptional licensing settlement of USD 56 million.

Core operating income was USD 65 million compared to a loss of USD 75 million for the prior period. This improvement was mainly driven by the impact of strong sales and higher other revenues.

Subsequent to the year-end, on January 9, 2014 the Diagnostic business was divested to Grifols S.A. for USD 1.7 billion. The estimated pre-tax gain on this transaction, subject to finalization of the accounting, will be approximately USD 0.9 billion.

Consumer Health
	Q4 2013	Q4 2012	% change		FY 2013	FY 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 034	961	8	10	4 064	3 735	9	10
Operating income/loss	48	-12	nm	nm	178	48	nm	nm
As % of net sales	4.6	-1.2			4.4	1.3
Core operating income	60	23	nm	nm	298	159	87	95
As % of net sales	5.8	2.4			7.3	4.3

Fourth quarter

Net sales
Consumer Health sales increased 8% (+10% cc) to USD 1.0 billion in the fourth quarter, mainly driven by strong performance of key brands globally and product re-launches in the US. OTC started shipping Excedrin to the US market from its Lincoln, Nebraska, USA manufacturing facility after the FDA closed out its October inspection of the site with zero Form 483 observations. Remediation and manufacturing continues at the site, with more products planned to ship in 2014.

OTC delivered high single-digit sales growth (cc) over the prior-year quarter, which included the launch of Excedrin in the US. Sales growth was driven by OTC’s two top brands globally (Voltaren and Otrivin), Theraflu in Europe and Russia, and re-launches of key brands in the US and Canada. Voltaren continued to deliver double-digit sales growth and achieved strong market share gains in the majority of OTC’s markets, further supported by launches of the extra-strength and extended-relief (12 hours) topical formulation in Germany and Brazil. OTC’s re-launched brands in the US and Canada have regained approximately half of their original market share in 2013 with only a limited number of stock-keeping units on the market, as loyal consumers quickly return to using their favorite brands. Broad-based double-digit growth in Emerging Growth Markets, particularly in Russia, Ukraine, Poland and Egypt, contributed to OTC’s sales performance.

Animal Health delivered double-digit growth (cc) in the fourth quarter. Sentinel, a companion animal parasiticide product, continued to gain market share since resuming shipments in North America from the Lincoln manufacturing site. In Europe, the business delivered double-digit growth, led by strong performance of Milbemax, the number one de-wormer for cats and dogs in Europe. Key companion animal therapeutic products such as Atopica, for atopic dermatitis, and Onsior, a non-steroidal anti-inflammatory drug, continued to deliver strong growth in the quarter.

Operating income
Operating income amounted to USD 48 million, compared to a loss of USD 12 million in the prior-year quarter, as gross margin from incremental sales was partially offset by commercial investment behind the growth of key brands and product re-launches. Adjustments to arrive at core operating income for the quarter amounted to USD 12 million, consisting mainly of the amortization of intangible assets. Prior-year adjustments amounted to USD 35 million.

Core operating income was USD 60 million, compared to USD 23 million in the prior-year quarter. Core operating income margin in constant currencies increased by 4.4 percentage points; currency had a negative impact of 1.0 percentage point, resulting in a net increase of 3.4 percentage points to 5.8% of net sales.

Lower costs to upgrade quality at the Lincoln manufacturing facility and higher revenues generated a core gross margin increase of 3.7 percentage points (cc). Marketing & Sales expenses as a percentage of net sales decreased by 1.3 percentage points (cc), and R&D expenses decreased by 1.0 percentage point (cc) due to operating leverage as sales continue to grow. General & Administration expenses increased by 0.9 percentage points (cc). Other Income and Expense, net had a negative margin effect of 0.7 percentage points (cc), largely driven by lower income from minor divestments in the quarter versus prior year.

Full year

Net sales
Consumer Health returned to growth in 2013 as net sales increased 9% (+10% cc) to USD 4.1 billion, driven by both the OTC and Animal Health businesses.

OTC sales grew double-digit (cc) versus the prior-year period, mainly due to product re-launches in the US and Canada, new product launches globally, the ability to increase price behind strong brands, and a focus on priority brands around the world. Double-digit sales growth (cc) continued in Emerging Growth Markets, particularly in China, Poland and Russia. Russia became OTC’s biggest growth driver and second-largest market this year.

Voltaren became the world’s tenth-largest OTC brand this year, delivering double-digit sales growth (cc) supported by continued success of the extra-strength and extended-relief (12 hours) topical formulation, now available in 21 countries. Theraflu and Otrivin also achieved double-digit growth, supported by a strong cough/cold season in Russia and Poland. Excedrin continued to regain momentum following US re-launches in the fourth quarter of 2012 and the first quarter of 2013.

Animal Health delivered high single-digit growth (cc) over the prior-year period, driven by the Sentinel re-launch in the US market in the beginning of the second quarter. In Europe, after adjusting for the impact of a minor divestment in 2012, the business grew at a high single-digit rate, led by strong sales of Milbemax. Denagard, an anti-infective for pigs and poultry, continued to drive growth across several markets with particularly strong results in Southeast Asia. Emerging Growth Markets delivered high single-digit growth (cc), led by Russia, India and Vietnam.

Operating income
Consumer Health, which is continuing to recover from supply disruption in 2012, reported operating income of USD 178 million compared to USD 48 million in the prior-year period, driven by gross margin from incremental sales and higher income from minor divestments, partially offset by commercial investment behind re-launches and Lincoln restructuring expenses in the first quarter of 2013. Operating income margin in constant currencies increased by 3.4 percentage points, and currency had a negative impact of 0.3 percentage points, resulting in a margin of 4.4% of net sales. Adjustments to arrive at core operating income for the year amounted to USD 120 million, consisting mainly of the amortization and impairment of intangible assets and Lincoln restructuring costs. Prior-year adjustments amounted to USD 111 million.

Core operating income increased 87% (+95% cc) to USD 298 million. Core operating income margin in constant currencies increased 3.4 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net increase of 3.0 percentage points to 7.3% of net sales.

Lower costs to upgrade quality at the Lincoln facility and higher revenues generated a core gross margin increase of 2.8 percentage points (cc). Marketing & Sales expenses as a percentage of net sales increased by 0.1 percentage points (cc) behind investments to support the re-launch of products as well as investments into key brands and Emerging Growth Markets. R&D expenses decreased by 0.4 percentage points (cc), and General & Administration expenses increased by 0.5 percentage points (cc). Other Income and Expense, net increased core operating income margin by 0.8 percentage points (cc).

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Fourth quarter
Cash flow from operating activities in the fourth quarter amounted to USD 4.5 billion compared to USD 4.6 billion in the prior-year period. The decrease is mainly on account of lower operating income and phasing of tax payments, partially offset by improved working capital levels.

The cash outflow for investing activities was USD 2.7 billion compared to USD 2.5 billion in the year-ago period and comprised mainly investments in property, plant and equipment of USD 1.1 billion and net investments in marketable securities of USD 1.5 billion.

The cash flow used in financing activities amounted to USD 1.5 billion in the fourth quarter of 2013 compared to USD 1.1 billion in the prior-year period. The higher outflow is due to USD 0.7 billion of net treasury share purchases to mitigate the impact of exercised options related to our employee participation programs.

Free cash flow of USD 3.3 billion for the fourth quarter was 6% below the previous year, mainly due to lower operating income, higher investment in property, plant and equipment, and the phasing of  tax payments mentioned above, partially offset by improved cash collection and lower inventory.

Full year
The cash flow from operating activities in 2013 amounted to USD 13.2 billion compared to USD 14.2 billion in the prior-year, mainly due to lower operating income and higher working capital requirements.

The cash outflow for investing activities was USD 3.4 billion compared to USD 5.7 billion in the prior-year. It includes investments in property, plant and equipment, which amounted to USD 3.1 billion compared to USD 2.7 billion in the prior year. These expenditures represent 5.3% and 4.8% of net sales in 2013 and 2012, respectively. Amounts spent for the acquisition of businesses and for marketable securities amounted to less than USD 0.1 billion each in 2013, while the prior year figure included payments for acquisitions of USD 1.7 billion, mainly for the acquisition of Fougera Pharmaceuticals, and net investments in marketable securities of USD 1.1 billion.

The cash flow used in financing activities amounted to USD 8.8 billion in 2013 compared to USD 6.7 billion in 2012. The 2013 amount included a dividend payment of USD 6.1 billion, compared to USD 6.0 billion in 2012. In 2013, there was a further USD 2.7 billion cash outflow, mainly related to net repayments of financial debts of USD 1.3 billion as well as a net outflow of USD 1.2 billion for treasury share purchases. In 2012, the net repayment of financial debts amounted to USD 0.5 billion and the net outflow for treasury shares amounted to only USD 0.1 billion.

Free cash flow of USD 9.9 billion for 2013 was 13% below the prior year. Aside from the significant currency impact, major reasons for the decline were increased accounts receivables and higher capital investments in manufacturing and research facilities.

Balance sheet

Assets
Total non-current assets amounted to USD 95.7 billion at December 31, 2013, compared to USD 96.2 billion at December 31, 2012. Tangible assets increased by USD 1.3 billion, as net additions of USD 2.9 billion and favorable currency translation differences of USD 0.2 billion exceeded depreciation and impairments of USD 1.8 billion. Goodwill decreased slightly to USD 31.0 billion as positive currency translation differences of USD 0.2 billion were more than offset by the decrease in goodwill of USD 0.3 billion attributable to the Diagnostics business, which has been reclassified into the disposal group. Financial and other non-current assets increased by USD 0.8 billion while intangible assets decreased by USD 2.5 billion since the beginning of the year to USD 27.8 billion as the amortization and impairments of USD 3.1 billion exceeded net additions of USD 0.6 billion.

Total current assets of USD 30.5 billion at December 31, 2013 increased by USD 2.5 billion compared to the prior year-end, driven by an increase in cash and cash equivalents of USD 1.1 billion and the separate disclosure of the current and non-current assets of the Diagnostics business divested in January 2014, amounting to USD 0.8 billion.

The Group has approximately USD 0.2 billion of cash in Venezuela, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at December 31, 2013 amounted to USD 0.3 billion.

Financial debt
Total short- and long-term financial debt, including derivatives, amounted to USD 18.0 billion at December 31, 2013 compared to USD 19.7 billion at December 31, 2012. Long-term debt decreased to USD 11.2 billion from USD 13.8 billion at December 31, 2012, mainly as a result of a reclassification of a USD 2.0 billion bond in the first quarter of 2013 to short-term financial debt. Short-term borrowings increased to USD 6.8 billion at December 31, 2013 from USD 5.9 billion at December 31, 2012.

Liabilities
Other non-current liabilities amounted to USD 14.2 billion at December 31, 2013 compared to USD 17.1 billion at the prior year-end. During the year, trade payables have increased by USD 0.6 billion to USD 6.1 billion and other current liabilities increased by USD 0.9 billion to USD 13.4 billion.

Group equity
The Group’s total equity increased by USD 5.2 billion over the year to USD 74.5 billion at December 31, 2013, compared to USD 69.3 billion at the end of 2012. This increase was driven by net income of USD 9.3 billion and actuarial gains of USD 1.5 billion. Movements related to share-based compensation and favorable currency translation differences contributed an additional USD 1.1 billion and USD 0.7 billion, respectively. This more than offset the USD 6.1 billion dividend payment for 2012 and the net purchases of treasury shares of USD 1.3 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 9.2 billion at December 31, 2013, compared to USD 8.1 billion at December 31, 2012, and net debt decreased over the same period by USD 2.8 billion to USD 8.8 billion. The debt/equity ratio improved to 0.24:1 at December 31, 2013 compared to 0.28:1 at December 31, 2012.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 144 in Pharmaceuticals.

Key developments in the fourth quarter of 2013 include:

New approvals and positive opinions

•
Novartis received regulatory approval for a pre-filled syringe for Lucentis (ranibizumab) in Europe and Australia. The syringe, specifically designed for intraocular injection, will contain a ready-to-use solution of Lucentis which is identical in composition to the solution in vials.

•
The European Commission approved a label update for Votubia (everolimus). The label now includes: EXIST-1 Phase III data further supporting the treatment of certain tuberous sclerosis complex (TSC) patients with subependymal giant cell astrocytoma (SEGA); approval of a new dispersible formulation of Votubia to better accommodate patients with SEGA associated with TSC, including children who are unable to swallow tablets; and longer-term follow-up Phase II SEGA data demonstrating sustained efficacy.

•
Ultibro Breezhaler (indacaterol 110 mcg/glycopyrronium 50 mcg) was approved in Canada as a long-term once-daily maintenance bronchodilator treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema. Indacaterol, one of the active ingredients in Ultibro Breezhaler, is already approved in Canada under the trade name Onbrez Breezhaler (indacaterol maleate 75 mcg) for long-term maintenance bronchodilator treatment of airflow obstruction in patients with COPD. In addition, glycopyrronium, the second active ingredient, is approved for use in Canada under the trade name Seebri Breezhaler (50 mcg) as a maintenance bronchodilator treatment in patients with COPD.

•
In January 2014, EMA’s Committee for Medicinal Products for Human Use (CHMP) granted a positive opinion for the use of Xolair (omalizumab) as an add-on therapy for chronic spontaneous urticaria (CSU) in adult and adolescent patients 12 years and above with inadequate response to H1 antihistamines. The CHMP opinion was based on positive and consistent results from three pivotal Phase III registration studies (ASTERIA I, ASTERIA II and GLACIAL) that involved nearly 1,000 patients with CSU not responding to antihistamines. Xolair met all primary and pre-specified secondary endpoints across these studies, significantly improving itch and hives, including rapid itch relief, and in many cases completely cleared symptoms. If approved, Xolair will be the first and only licensed therapy in the EU for up to 50% of CSU patients not responding to approved doses of antihistamines.

•
The National Institute for Health and Care Excellence (NICE) recommended Jetrea (ocriplasmin) to treat eligible patients suffering from vitreomacular traction (VMT), including macular hole. The German Federal Joint Committee (G-BA) has also concluded that Jetrea provides significant added benefit to VMT patients.

•
Alcon secured regulatory clearance for two contact lens products in the EU: Dailies AquaComfort Plus Multifocal, a daily disposable contact lens for presbyopia; and AirOptix Colors, a silicone hydrogel cosmetic contact lens. In Japan, regulatory approval was granted for Dailies AquaComfort Plus Toric to treat astigmatism.

•	Alcon received a positive opinion from the CHMP for IZBA, a new formulation of travoprost with an improved safety profile compared to travoprost 40 µg/mL eye drops.

•
Sandoz received its first European approval in Denmark for AirFluSal Forspiro, a respiratory inhaler for asthma and chronic obstructive pulmonary disease (COPD) patients, which offers the proven combination of salmeterol (a long-acting inhaled β2-agonist) and fluticasone (an inhaled corticosteroid) in an innovative new inhalation device. AirFluSal Forspiro received additional European approvals including Germany and Sweden in January 2014. The approvals follow the successful completion of EU decentralized procedures.

Regulatory submissions and filings

•
Regulatory applications for the use of AIN457 (secukinumab), an IL-17A inhibitor, in the treatment of moderate-to-severe plaque psoriasis were submitted in the US, EU and Japan in the fourth quarter. The submission for Japan was for psoriasis and psoriatic arthritis. Secukinumab is the first therapy targeting IL-17A to be submitted and the first with Phase III data presented. These submissions are based on the largest clinical study program in moderate-to-severe plaque psoriasis completed to date, which involved more than 3,300 patients in over 35 countries.

•
Regulatory applications were submitted in the US and EU for Signifor LAR (pasireotide) for the treatment of patients with acromegaly for whom medical therapy is appropriate. Signifor is currently approved for the treatment of adult patients with Cushing's disease for whom pituitary surgery is not an option or has not been curative. Signifor was the first medicine to be approved in the US and EU targeting Cushing's disease, a serious, debilitating endocrine disorder caused by the presence of a non-cancerous pituitary tumor which ultimately leads to excess cortisol in the body.

•
A regulatory application was submitted in the US for LDK378 (ceritinib) in anaplastic lymphoma kinase positive (ALK+) non-small cell lung cancer. LDK378 is a potent and selective oral ALK inhibitor in development for ALK+ cancers. In 2013, LDK378 received Breakthrough Therapy designation from the FDA for the treatment of patients with metastatic non-small cell lung cancer that is ALK+ as detected by an FDA-approved test and which has progressed during treatment with crizotinib or where patients are intolerant to crizotinib.

•
Novartis announced in January 2014 that it would submit a revised filing package, including new data analyses, for re-examination for conditional approval of RLX030 (serelaxin) for acute heart failure (AHF) by the CHMP following a negative opinion. In accordance with CHMP process a revised opinion could be granted in the second quarter of 2014.

•	Alcon filed for Japanese approval of AcrySof IQ ReSTOR Distant Dominant 2.5D intraocular lens and the use of the LenSx femtosecond laser in cataract surgery.

•	In the US, Alcon filed a pre-market approval application with the FDA to support the ability to market AirOptix Color, a cosmetic silicone hydrogel contact lens.

Results from ongoing trials and other highlights

•
Data presented at the American Society of Hematology (ASH) annual meeting add to the scientific understanding of the investigational chimeric antigen receptor therapy, CTL019, in the treatment of acute lymphoblastic leukemia (ALL) and refractory chronic lymphocytic leukemia (CLL). The data showed that 19 of 22 pediatric patients with relapsed/refractory ALL (86%) who were treated with CTL019 experienced complete remissions. Five of those pediatric patients subsequently relapsed, but the first pediatric patient treated with the protocol remains in remission more than 20 months later. All five of the first adult ALL patients treated experienced complete remissions, the longest of which continues six months after treatment. In adult patients with refractory CLL who were treated with CTL019, 15 of 32 (47%) responded to the therapy, with seven experiencing complete remission.

•
COMFORT-I and COMFORT-II Phase III studies showed that Jakavi (ruxolitinib) improved overall survival of patients with myelofibrosis. Presented at ASH, these analyses showed that Jakavi reduced the risk of death and maintained spleen reductions at three years compared to conventional therapy and placebo. Similar survival benefit was seen in patients with and without high-risk mutations.

•
The Phase III trial of investigational compound LBH589 (panobinostat) in combination with bortezomib and dexamethasone met the primary endpoint of significantly extending progression-free survival in patients with relapsed or relapsed and refractory multiple myeloma when compared to bortezomib plus dexamethasone alone. Full results will be presented at an upcoming medical congress and discussed with regulatory authorities worldwide.

•	Findings from three large, randomized Phase III studies demonstrate the superiority of Tasigna (nilotinib) compared to Gleevec/Glivec (imatinib) at achieving deeper molecular responses across various Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) patient populations, including newly diagnosed patients, patients with residual disease who switched to Tasigna after long-term treatment with Gleevec/Glivec, and patients who failed to respond to frontline Gleevec/Glivec. These data, presented at ASH, indicate a trend for longer overall survival and event-free survival in newly diagnosed Ph+ CML patients on Tasigna versus Gleevec/Glivec.

•	Novartis initiated a Phase III trial in December for LEE011 in combination with letrozole for the treatment of breast cancer.

•
Results from the BLAZE study published online in the European Respiratory Journal showed that after six weeks, dual bronchodilation with once-daily Ultibro Breezhaler (indacaterol 110 mcg/glycopyrronium 50 mcg) provided significant improvements in both patient-reported breathlessness (dyspnea) and lung function compared with placebo and tiotropium 18 mcg. The study met its primary objective, demonstrating that Ultibro Breezhaler provided statistically and clinically meaningful improvements in patient-reported shortness of breath after six weeks compared to placebo in patients with moderate-to-severe COPD. In addition, the key secondary objective was also met, as Ultibro Breezhaler showed significant improvement compared to tiotropium 18 mcg in improving shortness of breath in moderate-to-severe COPD patients after six weeks.

•
Sandoz initiated a Phase III trial for its biosimilar version of adalimumab (Humira®), the leading treatment of several autoimmune conditions including rheumatoid arthritis, psoriasis and Crohn’s disease. The aim of the study is to demonstrate equivalent efficacy, similarity, and immunogenicity of the Sandoz product versus Humira® in patients with moderate to severe plaque-type psoriasis.

•
Following an outbreak of meningococcal serogroup B (MenB) disease, the FDA approved an Investigational New Drug application for Novartis vaccine Bexsero at Princeton University. In Europe, Bexsero launched in several private markets.

•	Clinical trial data for the H7N9 avian influenza vaccine showed that 85% of subjects achieved a protective immune response after two doses. The vaccine is now in large-scale production.

Q4 2013 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Lucentis	Ranibizumab	Pre-filled syringe	EU – October
AirFluSal Forspiro	Salmeterol and fluticasone	Asthma and/or chronic obstructive pulmonary disease	Denmark – December Germany – January 2014 Sweden – January 2014 Hungary – January 2014

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
AIN457 (secukinumab)	Psoriasis	Q4 2013	Q4 2013	Q4 2013	- US/EU submission Oct. 2013 - Japan submission Dec. 2013 (Japan submission includes psoriasis and psoriatic arthritis)
Exelon	Severe Alzheimer’s disease	Approved	Withdrawn		- Company has withdrawn the application in Europe

Ilaris	Gouty arthritis		Approved		- EMA approved in Feb. 2013 - Novartis is working on next steps, following the FDA’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients
	SJIA	Approved	Approved		- FDA approved in May 2013 - EMA approved in Aug. 2013
LDK378	ALK+ non-small-cell lung cancer	Q4 2013			- US application submission Dec. 2013
Lucentis	Visual impairment due to diabetic macular edema	NA	Approved	Q1 2014	- Approval in Japan estimated Q1 2014
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)		Approved	Approved	- US filing expected in Q4 2014 - Phase III program initiated to evaluate once-daily NVA237 in patients with uncontrolled asthma
Ultibro Breezhaler (QVA149)	COPD		Approved	Approved	- US filing expected in Q4 2014
RLX030 (serelaxin)	Acute heart failure	Q2 2013	Q4 2012		- EU submission Dec. 2012 - FDA breakthrough therapy designation, May 2013 - US submission May 2013 - RELAX-AHF-2 started enrollment
Signifor LAR	Acromegaly	Q4 2013	Q4 2013		- US and EU filing completed Q4
Xolair	Chronic spontaneous urticaria (CSU)/Chronic idiopathic urticaria (CIU)	Q3 2013	Q3 2013		- US/EU submission Jul. 2013 - CHMP positive opinion received Jan. 2014

Selected Pharmaceuticals pipeline projects

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2014	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III
	Diffuse large B-cell lymphoma	2017	III	- Event rate for study slower than anticipated
AFQ056	Fragile X syndrome	2015	III
AIN457 (secukinumab)	Rheumatoid arthritis	2015	III
	Psoriatic arthritis	2014	III
	Ankylosing spondylitis	2015	III
	Uveitis	2017	II
Aliskiren	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
AUY922	Solid tumors	≥ 2018	II
BAF312	Secondary progressive MS	≥ 2018	III
BCT197	COPD	≥ 2018	II
BGJ398	Solid tumors	≥ 2018	II

BGS649	Obese hypogonadotropic hypogonadism	≥ 2018	II
BKM120	Breast cancer	2015	III
	Solid tumors	≥ 2018	I
BYL719	Solid tumors	≥ 2018	I
BYM338	Sporadic inclusion body myositis	2016	III	- FDA Breakthrough Therapy designation, Q3 2013
	Hip fracture	> 2018	II
CAD106	Alzheimer’s disease	≥ 2018	II
CTL019	Leukemia	2016	II
DEB025	Hepatitis C	2017	II	- Clinical development resumed in Q3 2013
Gilenya	Primary progressive multiple sclerosis	2015	III
	Chronic inflammatory demyelinating polyradiculoneuropathy	2016	III
HSC835	Stem cell transplantation	≥ 2018	II
Ilaris	Secondary prevention of cardiovascular events	2017	III
	Hereditary periodic fevers	2016	III
Jakavi	Polycythemia vera	2014	III
KAE609	Malaria	2017	II
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2014	III	- Phase III trial of LBH589 plus bortezomib and dexamethasone in patients with relapsed or relapsed and refractory multiple myeloma met primary endpoint
LCI699	Cushing’s disease	2017	II	- Study design changed from single arm to randomized double-blinded trial
LCQ908	Familial chylomicronemia syndrome	2014	III	- Phase III study recruitment completed
LCZ696	Hypertension	2014	III
	Chronic heart failure with reduced ejection fraction	2014	III	- Phase III outcomes study (PARADIGM-HF) is ongoing and fully enrolled
	Chronic heart failure with preserved ejection fraction	≥ 2018	II
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥ 2018	I
	Medulloblastoma	≥ 2018	III
LDK378	ALK+ advanced non-small cell lung cancer (post chemotherapy, post crizotinib)	2014	II	- FDA Breakthrough Therapy designation
	ALK+ advanced non-small cell lung cancer (chemotherapy naïve, crizotinib naïve)	2016	III	- Phase III trial initiated
LEE011	Breast cancer	2016	III	- Phase III registration study initiated
	Solid tumors	≥2018	I
LFF571	Clostridium difficile infection	≥ 2018	II
LGX818	BRAF mutant melanoma	2016	III
	Solid tumors	≥ 2018	II

LIK066	Type II diabetes	≥ 2018	II
LJM716	Solid tumors	≥ 2018	I
Lucentis	Choroidal neovascularization and macular edema	2016	III	- Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia
MEK162	NRAS mutant melanoma	2015	III	- Phase III study enrolling
	Low-grade serous ovarian cancer	2016	III	- Phase III study enrolling
	Solid tumors	≥2018	II
MEK162+LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2018	II
QAX576	Allergic diseases	≥ 2018	II
QGE031	Allergic diseases	≥ 2018	II
Seebri Breezhaler	Asthma	2016	III
Signifor LAR	Cushing’s	2015	III
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
TKI258	Solid tumors	2017	II

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Filed Filed	- Filing occurred Aug. 2013 - Filing occurred Oct. 2013
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Filed	- Filing occurred Aug. 2013 - Filing occurred Mar. 2013
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2015 JP 2015	Advanced Advanced
AcrySof Cachet angle-supported phakic lens	Refractive	JP 2014	Advanced
Infiniti system upgrade	Cataract	JP 2012	Approved	- Approved Oct. 2013
Intrepid IOL	Cataract	US 2015 EU 2015 JP 2015	Advanced Advanced Advanced
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Approved Approved Filed	- US and EU product launches expected Q4 2013 - Filing occurred in Jul. 2013
Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Approved Approved Advanced	- Approved Jun. 2013 - Approved Jun. 2013
LenSx Laser	Cataract	JP 2013	Filed	- Japan filing occurred Q1 2013
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Approved Approved Advanced	- Approved Apr. 2013 - Approved Sep. 2013

Allegretto EX-500 laser, topo-guided myopia treatment	Refractive	US 2013	Approved	- Approved Sep. 2013
OPHTHALMIC PHARMACEUTICALS
Azorga	Glaucoma	JP 2012	Approved	- Approval occurred Sep. 2013
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Approved Filed	- US approval occurred in Q2 - EU filed Jun. 2013
Travatan, new formulation	Glaucoma	US 2013 EU 2012	Filed Filed	- Filed Jul. 2013 - Filed Dec. 2012; CHMP positive opinion received Dec. 2013
Jetrea	Retina	EU 2011 JP 2015	Approved Phase III	- Approved Mar. 2013
Nepafenac, new formulation	Anti-inflammatory	US 2011 EU 2012	Approved Approved	- Ilevro approved in Q4 2012 - Ilevro approved in Q2 2013
Pataday, new formulation	Allergy	US 2014	Phase III	- Filing planned for Q2 2014
AL-60371	Otic infections	US 2013	Phase III	- Filing planned for Q2 2014
VISION CARE
Dailies Total1 lens	Contact lens	EU 2011 JP 2012 US 2011	Approved Approved Approved	- Launched in 2012 - Approved in Q4 2012 - Launched in Q2 2013
New toric lens design	Contact lens	US 2012 JP 2012	Approved Approved	- Dailies Aqua Comfort Plus - US approval Feb. 2013 - Japan approval Dec. 2013
New lens solution	Lens solution	US 2014 EU 2014 JP 2015	Advanced Advanced Advanced

Selected Sandoz pipeline projects (biosimilars)

Project/ Compound	Potential indication/Disease area	Planned submissions	Current Phase	News update
EP2006 (filgrastim)	Chemotherapy-induced neutropenia; mobilization of peripheral blood progenitor cells and others intravenous (same as originator)		III
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
II and III
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	US	III
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	III
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III

Selected Vaccines and Diagnostics pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Approved	- Approved in EU, Australia and Canada
Flucelvax	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	- Approved by FDA - Phase III for age 4+ ongoing
Menveo (US, infant)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants and toddlers, and young children	Complete	Approved	- Approved by FDA - Menveo now indicated from 2 months of age to 55 years old
Fluad (US)	Prevention of seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	III	- US Phase III study for older adults (>65 years) completed - Regulatory pathway agreed
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	III	- Phase III trial started for adjuvanted (aQIV) and cell-based (QIVc) QIVs
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2015	II	- Phase III in preparation
Group B streptococcus	Prevention of group B streptococcus	≥2015	II	- Phase III in preparation
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	NA	NA	- H7N9 clinical study completed
Staph. aureus	Prevention of Staphylococcus aureus	≥2015	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2015	I

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Fourth quarter  (unaudited)

	Q4 2013 USD m	Restated[1] Q4 2012 USD m	Change USD m

Net sales	15 078	14 828	250

Other revenues	285	240	45

Cost of goods sold	-5 312	-5 087	-225

Gross profit	10 051	9 981	70

Marketing & Sales	-3 954	-3 852	-102

Research & Development	-2 697	-2 621	-76

General & Administration	-822	-788	-34

Other income	562	244	318

Other expense	-767	-563	-204

Operating income	2 373	2 401	-28

Income from associated companies	154	167	-13

Interest expense	-163	-199	36

Other financial income and expense	-42	-19	-23

Income before taxes	2 322	2 350	-28

Taxes	-264	-328	64

Net income	2 058	2 022	36

Attributable to:
Shareholders of Novartis AG	2 029	1 985	44

Non-controlling interests	29	37	-8

Average number of shares outstanding – Basic (million)	2 432	2 420	12

Basic earnings per share (USD)[2]	0.83	0.82	0.01

Average number of shares outstanding – Diluted (million)	2 469	2 451	18

Diluted earnings per share (USD)[2]	0.82	0.81	0.01

1 Q4 2012 Other income and Other expense have been restated by an additional USD 80 million expense (USD 60 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Full year  (audited)

	FY 2013 USD m	Restated[1] FY 2012 USD m	Change USD m

Net sales	57 920	56 673	1 247

Other revenues	911	888	23

Cost of goods sold	-19 608	-18 756	-852

Gross profit	39 223	38 805	418

Marketing & Sales	-14 549	-14 353	-196

Research & Development	-9 852	-9 332	-520

General & Administration	-3 060	-2 937	-123

Other income	1 367	1 049	318

Other expense	-2 219	-2 039	-180

Operating income	10 910	11 193	-283

Income from associated companies	600	552	48

Interest expense	-683	-724	41

Other financial income and expense	-92	-96	4

Income before taxes	10 735	10 925	-190

Taxes	-1 443	-1 542	99

Net income	9 292	9 383	-91

Attributable to:
Shareholders of Novartis AG	9 175	9 270	-95

Non-controlling interests	117	113	4

Average number of shares outstanding – Basic (million)	2 441	2 418	23

Basic earnings per share (USD)[2]	3.76	3.83	-0.07

Average number of shares outstanding – Diluted (million)	2 479	2 445	34

Diluted earnings per share (USD)[2]	3.70	3.79	-0.09

1 FY 2012 Other income and Other expense have been restated by an additional USD 318 million expense (USD 235 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Fourth quarter  (unaudited)

	Q4 2013 USD m	Restated[1] Q4 2012 USD m	Change USD m

Net income	2 058	2 022	36

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-60	28	-88

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	7	-2	9

Translation effects	472	568	-96

Total of items to eventually recycle	419	594	-175
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	344	-794	1 138

Comprehensive income	2 821	1 822	999

Attributable to:
Shareholders of Novartis AG	2 791	1 786	1 005

Non-controlling interests	30	36	-6

1 Q4 2012 net income has been restated by an additional USD 60 million expense and net actuarial losses also decreased by USD 58 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

Full year  (audited)

	FY 2013 USD m	Restated[1] FY 2012 USD m	Change USD m

Net income	9 292	9 383	-91

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	173	116	57

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	5	-107	112

Translation effects	676	808	-132

Total of items to eventually recycle	854	817	37
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	1 504	-1 581	3 085

Comprehensive income	11 650	8 619	3 031

Attributable to:
Shareholders of Novartis AG	11 538	8 507	3 031

Non-controlling interests	112	112

1 FY 2012 net income has been restated by an additional USD 235 million expense and net actuarial losses decreased by USD 230 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

Condensed consolidated balance sheets  (audited)

	Dec 31, 2013 USD m	Restated[1] Dec 31, 2012 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	18 197	16 939	1 258

Goodwill	31 026	31 090	-64

Intangible assets other than goodwill	27 841	30 331	-2 490

Financial and other non-current assets	18 648	17 827	821

Total non-current assets	95 712	96 187	-475

Current assets
Inventories	7 267	6 744	523

Trade receivables	9 902	10 051	-149

Other current assets	3 392	3 090	302

Cash and cash equivalents, marketable securities, commodities and derivatives	9 222	8 119	1 103

Assets of disposal group held for sale	759		759

Total current assets	30 542	28 004	2 538

Total assets	126 254	124 191	2 063

Equity and liabilities
Equity attributable to Novartis AG shareholders	74 343	69 137	5 206

Non-controlling interests	129	126	3

Total equity	74 472	69 263	5 209

Non-current liabilities
Financial debts	11 242	13 781	-2 539

Other non-current liabilities	14 172	17 096	-2 924

Total non-current liabilities	25 414	30 877	-5 463

Current liabilities
Trade payables	6 148	5 593	555

Financial debts and derivatives	6 776	5 945	831

Other current liabilities	13 394	12 513	881

Liabilities of disposal group held for sale	50		50

Total current liabilities	26 368	24 051	2 317

Total liabilities	51 782	54 928	-3 146

Total equity and liabilities	126 254	124 191	2 063

[1] The December 31, 2012 balance sheet totals have been restated by a net USD 25 million reduction to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

Condensed consolidated changes in equity

Fourth quarter  (unaudited)

	Q4 2013 USD m	Q4 2012 USD m	Change USD m

Consolidated equity at October 1 (published)	72 179	67 205	4 974

Restatement due to revised IAS 19 on Employee Benefits[1]		46	-46

Consolidated equity at October 1 (restated)	72 179	67 251	4 928

Comprehensive income	2 821	1 822	999

Purchase of treasury shares	-770	-36	-734

Increase in equity from exercise of options and employee transactions	12	36	-24

Equity-based compensation	263	223	40

Change in non-controlling interests	-33	-33

Consolidated equity at December 31	74 472	69 263	5 209

[1] See explanation on pages 36 and 72.

Full year  (audited)

	FY 2013 USD m	FY 2012 USD m	Change USD m

Consolidated equity at January 1 (published)	69 219	65 940	3 279

Restatement due to revised IAS 19 on Employee Benefits[1]	44	49	-5

Consolidated equity at January 1 (restated)	69 263	65 989	3 274

Comprehensive income	11 650	8 619	3 031

Purchase of treasury shares	-2 990	-505	-2 485

Increase in equity from exercise of options and employee transactions	1 691	416	1 275

Dividends related to shareholders of Novartis AG	-6 100	-6 030	-70

Equity-based compensation	1 077	856	221

Impact of change in ownership of consolidated entities	-10		-10

Change in non-controlling interests	-109	-82	-27

Consolidated equity at December 31	74 472	69 263	5 209

[1] See explanation on pages 36 and 72.

Condensed consolidated cash flow statements

Fourth quarter  (unaudited)

	Q4 2013 USD m	Restated[1] Q4 2012 USD m	Change USD m

Net income	2 058	2 022	36

Reversal of non-cash items
Taxes	264	328	-64

Depreciation, amortization and impairments	1 324	1 384	-60

Change in provisions and other non-current liabilities	189	247	-58

Net financial income	205	218	-13

Other	-94	2	-96

Net income adjusted for non-cash items	3 946	4 201	-255

Interest and other financial receipts	-65	18	-83

Interest and other financial payments	-90	-108	18

Taxes paid	-453	-329	-124

Cash flows before working capital changes	3 338	3 782	-444

Payments out of provisions and other net cash movements in non-current liabilities	-324	-276	-48

Change in net current assets and other operating cash flow items	1 436	1 121	315

Cash flows from operating activities	4 450	4 627	-177

Purchase of property, plant & equipment	-1 095	-1 020	-75

Purchase of intangible, financial and other non-current assets	-234	-192	-42

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	198	98	100

Acquisitions of businesses		-183	183

Change in marketable securities, commodities and investment in associated companies	-1 524	-1 239	-285

Cash flows used in investing activities	-2 655	-2 536	-119

Change in current and non-current financial debts	-746	-1 111	365

Treasury share transactions	-707		-707

Other financing cash flows	-65	-33	-32

Cash flows used in financing activities	-1 518	-1 144	-374

Translation effect on cash and cash equivalents	47	14	33

Change in cash and cash equivalents	324	961	-637

Cash and cash equivalents at October 1	6 363	4 591	1 772

Cash and cash equivalents at December 31	6 687	5 552	1 135

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 72.

Condensed consolidated cash flow statements

Full year  (audited)

	FY 2013 USD m	Restated[1] FY 2012 USD m	Change USD m

Net income	9 292	9 383	-91

Reversal of non-cash items
Taxes	1 443	1 542	-99

Depreciation, amortization and impairments	4 990	4 954	36

Change in provisions and other non-current liabilities	807	857	-50

Net financial income	775	820	-45

Other	-265	-100	-165

Net income adjusted for non-cash items	17 042	17 456	-414

Interest and other financial receipts	541	689	-148

Interest and other financial payments	-631	-616	-15

Taxes paid	-2 024	-2 022	-2

Cash flows before working capital changes	14 928	15 507	-579

Payments out of provisions and other net cash movements in non-current liabilities	-1 015	-1 173	158

Change in net current assets and other operating cash flow items	-739	-140	-599

Cash flows from operating activities	13 174	14 194	-1 020

Purchase of property, plant & equipment	-3 064	-2 698	-366

Purchase of intangible, financial and other non-current assets	-711	-607	-104

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	546	494	52

Acquisitions of businesses	-42	-1 741	1 699

Change in marketable securities, commodities and investment in associated companies	-81	-1 123	1 042

Cash flows used in investing activities	-3 352	-5 675	2 323

Dividends paid to shareholders of Novartis AG	-6 100	-6 030	-70

Change in current and non-current financial debts	-1 333	-462	-871

Treasury share transactions	-1 237	-91	-1 146

Impact of change in ownership of consolidated enities	4	-6	10

Other financing cash flows	-103	-86	-17

Cash flows used in financing activities	-8 769	-6 675	-2 094

Translation effect on cash and cash equivalents	82	-1	83

Change in cash and cash equivalents	1 135	1 843	-708

Cash and cash equivalents at January 1	5 552	3 709	1 843

Cash and cash equivalents at December 31	6 687	5 552	1 135

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 72.

Notes to the Condensed Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2013  (unaudited)

1. Basis of preparation

These Condensed Consolidated Financial Statements for the three- and nine-month periods ended December 31, 2013, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2013 Annual Report published on January 29, 2014.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2013 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2013 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

Impact of introducing revised accounting standard on Employee Benefits in 2013
 The Group introduced the revised IFRS accounting standard IAS 19 (R) “Employee Benefits”, on January 1, 2013. The principal impact of this is that the return on pension plan assets and the interest calculated on the defined benefit obligations now use the same interest rate reflecting the current market yield of high-quality corporate bonds. Previously the return on plan assets was calculated based on the higher long-term expected return on assets, so the adoption of the new accounting standard increases the annual cost of post-employment benefits included in Corporate Other Expense. It has also been required to restate for the amortization of previously unrecognized past service credits. As required by the new standard, the Group’s 2012 Consolidated Financial Statements have been retrospectively restated to reflect these changes. For the full year 2012, the impact of these restatements is an additional expense of USD 318 million before tax (USD 235 million after tax), offset by a corresponding adjustment of the actuarial losses recognized in comprehensive income.

Furthermore, IAS 19 (R) requires the immediate recognition of past service costs in the Consolidated Income Statement, which were previously only recognized upon vesting. Accordingly, Novartis has restated its December 31, 2012 Consolidated Balance Sheet so that past service credits of USD 69 million, net were recognized against other non-current liabilities. The related tax impact amounted to USD 25 million.

3. Significant transactions

There were no significant acquisition or divestment transactions in 2013. The only significant acquisition transaction during 2012 occurred on July 20, 2012 when the Sandoz Division completed the acquisition of 100% of Fougera Pharmaceuticals, Inc., a specialty dermatology generics company based in Melville, New York, for USD 1.5 billion in cash. The final purchase price allocation resulted in net identified assets of USD 0.6 billion (excluding acquired cash) and goodwill of USD 0.9 billion being recognized.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2013	2012	Change	Restated[1] FY 2013 USD m	Restated[1] FY 2012 USD m	Change USD m

Balance at beginning of year	2 421	2 407	14	69 137	65 893	3 244

Shares acquired to be held in Group Treasury	-33	-5	-28	-2 464	-240	-2 224

Shares acquired to be cancelled	-2		-2	-170		-170

Other share purchases	-5	-4	-1	-356	-265	-91

Increase in equity from exercise of options and employee transactions	34	12	22	1 691	416	1 275

Equity-based compensation	11	11		1 077	856	221

Dividends				-6 100	-6 030	-70

Net income of the period attributable to shareholders of Novartis AG				9 175	9 270	-95

Other comprehensive income attributable to shareholders of Novartis AG				2 363	-763	3 126

Impact of change in ownership of consolidated entities				-10		-10

Balance at December 31	2 426	2 421	5	74 343	69 137	5 206

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained in detail on pages 36 and 72. For 2013 only consolidated equity at January 1, 2013 has been restated.

5. Consolidated income statements – Segmentation – Fourth quarter

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Restated[1] Q4 2012 USD m	Q4 2013 USD m	Restated[1] Q4 2012 USD m

Net sales to third parties	8 323	8 276	2 655	2 576	2 411	2 387	655	628	1 034	961			15 078	14 828

Sales to other segments	35	60	10	12	77	71	11	14	3	2	-136	-159

Net sales of segments	8 358	8 336	2 665	2 588	2 488	2 458	666	642	1 037	963	-136	-159	15 078	14 828

Other revenues	127	119	7	10	6	5	135	91	10	15			285	240

Cost of goods sold	-1 773	-1 788	-1 308	-1 196	-1 480	-1 383	-511	-447	-442	-452	202	179	-5 312	-5 087

Gross profit	6 712	6 667	1 364	1 402	1 014	1 080	290	286	605	526	66	20	10 051	9 981

Marketing & Sales	-2 357	-2 344	-648	-610	-446	-428	-91	-78	-412	-392			-3 954	-3 852

Research & Development	-1 990	-2 009	-287	-229	-209	-196	-132	-105	-79	-82			-2 697	-2 621

General & Administration	-272	-281	-150	-128	-104	-100	-38	-36	-87	-71	-171	-172	-822	-788

Other income	317	80	51	8	41	24	24	17	22	55	107	60	562	244

Other expense	-397	-189	-158	-120	-20	-96	-11	-43	-1	-48	-180	-67	-767	-563

Operating income	2 013	1 924	172	323	276	284	42	41	48	-12	-178	-159	2 373	2 401

as % of net sales	24.2%	23.2%	6.5%	12.5%	11.4%	11.9%	6.4%	6.5%	4.6%	-1.2%			15.7%	16.2%

Income from associated companies						2	-1	-1			155	166	154	167

Interest expense													-163	-199

Other financial income and expense													-42	-19

Income before taxes													2 322	2 350

Taxes													-264	-328

Net income													2 058	2 022

1 Q4 2012 Other income and Other expense have been restated by an additional USD 80 million expense (USD 60 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

Consolidated income statements – Segmentation – Full year

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	Restated[1] FY 2012 USD m	FY 2013 USD m	Restated[1] FY 2012 USD m

Net sales to third parties	32 214	32 153	10 496	10 225	9 159	8 702	1 987	1 858	4 064	3 735			57 920	56 673

Sales to other segments	202	277	50	56	294	279	61	44	11	18	-618	-674

Net sales of segments	32 416	32 430	10 546	10 281	9 453	8 981	2 048	1 902	4 075	3 753	-618	-674	57 920	56 673

Other revenues	497	471	27	53	18	12	333	331	36	26		-5	911	888

Cost of goods sold	-6 655	-6 578	-4 900	-4 618	-5 476	-5 126	-1 578	-1 478	-1 751	-1 729	752	773	-19 608	-18 756

Gross profit	26 258	26 323	5 673	5 716	3 995	3 867	803	755	2 360	2 050	134	94	39 223	38 805

Marketing & Sales	-8 514	-8 568	-2 452	-2 462	-1 672	-1 561	-334	-324	-1 577	-1 442		4	-14 549	-14 353

Research & Development	-7 242	-6 918	-1 042	-975	-787	-695	-476	-453	-305	-291			-9 852	-9 332

General & Administration	-1 051	-1 061	-589	-510	-374	-350	-140	-136	-316	-271	-590	-609	-3 060	-2 937

Other income	699	577	79	49	106	74	70	23	79	75	334	251	1 367	1 049

Other expense	-774	-755	-437	-353	-240	-244	-88	-115	-63	-73	-617	-499	-2 219	-2 039

Operating income	9 376	9 598	1 232	1 465	1 028	1 091	-165	-250	178	48	-739	-759	10 910	11 193

as % of net sales	29.1%	29.9%	11.7%	14.3%	11.2%	12.5%	-8.3%	-13.5%	4.4%	1.3%			18.8%	19.8%

Income from associated companies		-2		16	2	5	1	3			597	530	600	552

Interest expense													-683	-724

Other financial income and expense													-92	-96

Income before taxes													10 735	10 925

Taxes													-1 443	-1 542

Net income													9 292	9 383

1 FY 2012 Other income and Other expense have been restated by an additional USD 318 million expense (USD 235 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of December 31, 2013 and December 31, 2012. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2013 Annual Report, published on January 29, 2014.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Dec 31, 2013 (audited) USD m	Dec 31, 2012 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2012 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2012 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2012 (audited) USD m	Dec 31, 2013 (audited) USD m	Dec 31, 2012 (audited) USD m

Available-for-sale marketable securities
Debt securities	294	1 056	29	28					323	1 084

Equity securities	21	45			26	23			47	68

Fund investments					11	23			11	23

Total available-for-sale marketable securities	315	1 101	29	28	37	46			381	1 175

Time deposits with original maturity more than 90 days							1 931	1 240	1 931	1 240

Derivative financial instruments			121	140					121	140

Accrued interest on debt securities							5	12	5	12

Total marketable securities, time deposits and derivative financial instruments	315	1 101	150	168	37	46	1 936	1 252	2 438	2 567

Financial investments and long-term loans
Available-for-sale financial investments	458	302			366	359			824	661

Fund investments					52	13			52	13

Long-term loans and receivables, advances, security deposits							647	443	647	443

Total financial investments and long-term loans	458	302			418	372	647	443	1 523	1 117

Financial liabilities
Contingent consideration					-572	-573			-572	-573

Derivative financial instruments			-103	-162					-103	-162

Total financial liabilities at fair value			-103	-162	-572	-573			-675	-735

In 2013, there were no changes in the valuation techniques, no significant transfers from one level to the other. Sales and purchases associated with Level 3 financial instruments during 2013 amounted to USD 101 million (2012: USD 160 million) and USD 93 million (2012: USD 100 million), respectively.

The fair value of straight bonds amounted to USD 13.5 billion at December 31, 2013 (USD 16.1 billion at December 31, 2012) compared to the balance sheet value of USD 12.9 billion (USD 14.8 billion at December 31, 2012). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.5 billion at December 31, 2013 (USD 1.1 billion at December 31, 2012).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Legal proceedings are inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 28, 2014 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the annual report. Reference is also made to note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013 for a summary of significant legal proceedings.

Investigations and related litigations
 Western District of New York (WDNY) investigation: Concluded
 In 2010, Novartis Pharmaceuticals Corporation (NPC) became aware of an investigation by the United States Attorney’s Office (USAO) for the WDNY into informed consent issues relating to clinical trials in China and into marketing practices, including the remuneration of healthcare providers, in connection with a number of Novartis products. NPC cooperated with the investigation which was civil in nature. In the fourth quarter of 2012, Novartis learned that the government was not pursuing further informed consent issues relating to clinical trials in China. The government continued to investigate marketing practices, including marketing practices concerning Zometa. In October 2013, the government informed NPC that it no longer was going to pursue this investigation and that the underlying qui tam actions were dismissed.

Southern District of New York (SDNY) marketing practices investigation and litigation
 In 2011, NPC received a subpoena from the USAO for the SDNY requesting the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The investigation is civil and criminal in nature. On April 26, 2013, the US government brought a civil complaint in intervention to an individual qui tam action against NPC in the United States District Court (USDC) for the SDNY which is related to the above investigation, asserting claims under the federal False Claims Act and under common law, claiming violations of the federal anti-kickback statute with respect to speaker programs allegedly serving as mechanisms to provide kickbacks to healthcare professionals, seeking unspecified damages, which according to the complaint are “substantial”, treble damages and civil penalties. On August 26, 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna. NPC vigorously contests the SDNY, New York State and individual claims, both as to alleged liability and amount of damages and penalties.

SDNY specialty pharmacies investigation and litigation
 In 2012, NPC received a civil investigative demand (CID) from the USAO for the SDNY requesting information regarding its interactions with certain specialty pharmacies concerning certain NPC products. The investigation is civil in nature. On April 23, 2013, the US government brought a civil complaint in intervention to a qui tam action against NPC in the USDC for the SDNY which is related to the above investigation, asserting claims under the federal False Claims Act and under common law claiming violations of the federal anti-kickback statute with respect to alleged contractual discounts and rebates with pharmacies for Myfortic, seeking unspecified damages, which according to the complaint are “substantial”, treble damages and civil penalties of USD 11,000 per incident as well as disgorgement of Novartis profits from the alleged unlawful conduct. On January 8, 2014, the USAO for the SDNY filed an amended civil complaint in intervention asserting additional federal anti-kickback statute claims as to NPC’s relationships with another specialty pharmacy, Bioscrip, Inc., involving Exjade. The amended complaint seeks unspecified “substantial” damages, treble damages and civil penalties of USD 11,000 per incident as well as disgorgement of Novartis profits from the alleged unlawful conduct. On that same day, the States of New York, Georgia, Illinois, Indiana, Michigan, Maryland, New Jersey, Oklahoma and Wisconsin filed a joint complaint in intervention asserting similar claims relating to Exjade. On the next day, the State of California filed its own complaint asserting similar claims relating to Exjade. NPC vigorously contests the government claims regarding Myfortic and Exjade, both as to alleged liability and amount of damages and penalties.

SDNY Gilenya investigation
 In July 2013, NPC received a CID from the USAO for the SDNY requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. NPC is cooperating with this civil investigation.

District of Massachusetts (DMA) investigation: Concluded
 In the first quarter of 2013, Novartis Vaccines and Diagnostics, Inc. (NVD) received a subpoena from the USAO for the DMA requesting the production of documents relating to alleged quality issues at NVD’s Emeryville and NPC’s Vacaville facilities in California in relation to antigens. NVD cooperated with the investigation which was civil and criminal in nature. In January 2014, the USAO decided to close its investigation without criminal charges or civil sanctions.

EC fentanyl investigation: Concluded
 In 2010, the European Commission (EC) conducted dawn raids at the Dutch and German offices of Sandoz. On October 18, 2011, the EC initiated proceedings against Sandoz BV, Novartis AG, Janssen-Cilag BV and Johnson & Johnson to assess whether contractual arrangements among Janssen-Cilag BV and Sandoz subsidiaries in the Netherlands may have had the object or effect of hindering the entry of generic fentanyl patches in the Netherlands. On December 10, 2013, the EC issued a decision finding that a 2005 agreement between Janssen-Cilag BV and Sandoz subsidiaries in the Netherlands related to the co-promotion of fentanyl in the Netherlands violated EU competition law and imposed a fine equivalent to USD 7.4 million on Sandoz BV and Novartis AG.

Italy Lucentis/ Avastin® investigation
 In 2013, the Italian Competition Authority (ICA) opened an investigation to assess whether Novartis Farma S.p.A., Novartis AG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to prevent the commercialization of Avastin® for ophthalmic use and preserve the market position of Lucentis in Italy. On October 25, 2013, the ICA issued its Statement of Objections containing the ICA’s preliminary view that there was a concertation between Novartis and Roche (Genentech) aimed at maximizing Lucentis sales to the detriment of Avastin®. Novartis intends to vigorously defend the allegations.

Japan investigation
 In April 2013, Novartis Pharma K.K. (NPKK) launched a comprehensive investigation with external specialists into allegations of an undisclosed conflict of interest related to Japanese post-registration researcher initiated valsartan trials. The investigation identified that two former employees of NPKK were not appropriately disclosed as NPKK employees in the trial publications for 5 studies. The Japanese Ministry of Health, Labor and Welfare (MHLW) subsequently established a Committee to investigate the facts surrounding this case, and in September 2013, the MHLW published a draft interim report in which it required further actions, including investigations by the government into allegations of exaggerated advertising. None of the trials/publications were used for registration purposes.

On January 9, 2014, the MHLW filed a criminal complaint which has the effect of transferring the investigation of the Japanese researcher initiated valsartan trials to the prosecutor’s office for criminal investigation of NPKK. Novartis is cooperating fully with the authorities.

On January 17, 2014, allegations of inappropriate involvement of NPKK representatives in a nilotinib researcher initiated study were raised in the media. Novartis is conducting a comprehensive investigation into such allegations.

Internal travel agencies investigation
 After reports of Chinese government investigations of competitors for alleged improper use of certain China-based travel agencies to reward healthcare providers, Novartis commenced an internal investigation concerning its local affiliates’ relationships with China-based travel agencies (and other vendors). Novartis is communicating with the US Securities and Exchange Commission (SEC) about its investigation.

Product liability matters
 Zometa/Aredia product liability litigation
 NPC is a defendant in approximately 592 cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. The majority of US cases were initially centralized in two venues – a federal multidistrict proceeding for pre-trial proceedings and a separate state court proceeding in New Jersey for pre-trial proceedings and trial. Cases from the federal multidistrict proceeding are tried in the plaintiffs’ home jurisdictions after completion of pre-trial proceedings. As of April 2011, new federal cases are no longer transferred to the multidistrict proceeding but proceed in the federal court in which they were filed. From the outset of the litigation, approximately 269 cases have been dismissed on pre-trial summary judgment or other dismissal motion, of which 15 remain on appeal.

Through the end of the fourth quarter of 2013, judgment has been entered in favor of NPC in seven jury trials, six of which are now final, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. In the centralized proceedings juries awarded compensatory damages (averaging approximately USD 0.8 million in each case), no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. Four of the verdicts in favor of plaintiffs in the centralized litigation are not final given remaining post-trial and appeal options in each. In the one plaintiff’s verdict outside the centralized proceedings, the jury awarded USD 2.65 million in compensatory damages and no punitive damages.

Further trials are scheduled in 2014. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive of results in other cases. The cases are being vigorously defended.

Aclasta/Reclast product liability litigation
 NPC is a defendant in 21 US product liability actions involving Aclasta and Reclast, most of which are in New Jersey state or federal court coordinated with claims against other bisphosphonate manufacturers and claim atypical femur fracture injuries. One claimant alleges other bodily injuries. There are also three Canadian putative class actions brought against numerous bisphosphonate manufacturers including NPC, Novartis Pharmaceuticals Canada Inc. and Novartis International AG in Quebec, Alberta and Saskatchewan. All cases are being vigorously defended.

Hormone Replacement Therapy product liability litigation: Resolved
 As of 2013, NPC and other Novartis subsidiaries were defendants, along with various other pharmaceutical companies in the US, in numerous cases brought in the US courts in which plaintiffs claimed to have been injured by hormone replacement therapy products. In October 2013, all cases were resolved on behalf of the Novartis companies for an amount that is not material to Novartis.

Metoclopramide product liability litigation
 Sandoz is a defendant, along with numerous manufacturers of brand pharmaceuticals, in 387 product liability actions in the state courts in Pennsylvania and California claiming that the use of Metoclopramide, the generic version of the brand name drug Reglan®, caused personal injuries including tardive dyskinesia. Sandoz denies the allegations and is vigorously defending the cases.

Tekturna/Rasilez/Valturna product liability litigation
 NPC and certain other Novartis affiliates are defendants in ten individual lawsuits pending in the USDC for the District of New Jersey (DNJ), and one in Alberta, Canada, claiming that treatment with Tekturna, Rasilez and/or Valturna caused renal failure, kidney disease or stroke. The cases are being vigorously defended.

Arbitration
 NPKK is a respondent and counter-claimant in an arbitration proceeding commenced by Sanofi K.K. (Sanofi) relating to the termination of a co-promotion agreement in Japan of Equa (Galvus), which is used to treat type 2 diabetes. In November 2013, Sanofi filed a request for an award of approximately USD 416 million, together with a request for payment of related legal costs and interest. NPKK is vigorously defending the action as well as prosecuting a counterclaim against Sanofi.

Average Wholesale Price (AWP) litigation
 Claims have been brought by various US state governmental entities against various pharmaceutical companies, including certain Sandoz entities, NPC and Alcon Laboratories, Inc. (ALI), alleging that they fraudulently overstated the AWP that is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. In 2013, following appellate review, judgment was entered in favor of Sandoz on the claims against it in Kentucky. Also in 2013, settlements have been obtained in the cases brought by the states of Idaho (NPC), Mississippi (NPC), Alaska (NPC), Louisiana (Sandoz, NPC and ALI), Alabama (ALI), and Kansas (Sandoz), each for amounts that are not material to Novartis. Actions brought by the states of Illinois, Kansas, Mississippi, Utah and Wisconsin remain pending against one or more Novartis companies. At least one trial is scheduled for 2014. NPC is also a defendant in a putative class action brought by private payors in New Jersey. The cases are being vigorously defended.

Qui tam actions
 NPC is a defendant in a relator’s qui tam action in the USDC for the Eastern District of Pennsylvania (EDPA) asserting federal and state False Claims Act claims relating to certain alleged marketing practices involving Elidel®. The same relator filed a similar suit in Texas state court that was voluntarily dismissed as part of a settlement in 2012. The federal government and several states declined to intervene in the EDPA action. In the second quarter of 2013, the court granted in part and denied in part NPC’s motion to dismiss the relator’s amended complaint, allowing the relator to file a more limited second amended complaint asserting claims under the federal False Claims Act solely as to certain allegations of off-label marketing, as well as kickback and off-label claims under the laws of six states with certain time limitations. The court subsequently ruled that the relator could reinstate claims under the laws of two additional states. The relator’s complaint does not specify an amount of monetary damages sought but alleges that NPC’s alleged misconduct has caused the submission of millions of false claims in violation of state and federal laws. NPC is vigorously contesting the action.

In 2006, NPC received a subpoena seeking certain information regarding the marketing and promotion of Xolair. The investigation was prompted by a relator’s qui tam action. The investigation was closed in 2011, and the federal and various state governments declined to intervene and join in that action, which the relator then dismissed without prejudice. In 2012, approximately six years after her filing of the original qui tam action, the relator re-filed her complaint in the USDC for the DMA. In 2014, NPC and Novartis Corporation were served with that complaint, which names NPC, Novartis Corporation and Novartis AG as well as various Roche and Genentech entities as defendants. The action asserts various federal False Claims Act claims, as well as similar claims under the laws of 27 states and the District of Columbia, relating to certain alleged improper marketing practices involving Xolair. No government entity has intervened in the current action. Novartis denies the allegations and intends to vigorously contest the action, which is at the earliest stage.

Solodyn® antitrust class actions and FTC investigation
 Since July 22, 2013, thirteen class action complaints have been filed against manufacturers of the brand drug Solodyn® and its generic equivalents, including Sandoz Inc. The cases are currently pending in the USDC for the EDPA, the DMA and the District of Arizona. The plaintiffs purport to represent direct and indirect purchasers of Solodyn® branded products and assert violations of federal and state antitrust laws, including allegations in connection with separate settlements by Medicis with each of the other defendants, including Sandoz Inc., of patent litigation relating to generic Solodyn®. Plaintiffs seek, among other things, unspecified monetary damages and equitable relief. The conduct challenged in these cases is also the subject of a pending investigation by the Federal Trade Commission (FTC) in which Sandoz Inc. has cooperated in providing documents and other information in response to a CID. Sandoz intends to vigorously defend this litigation

Oriel litigation
 A complaint was filed in October 2013 in the Supreme Court-New York County by Shareholder Representative Services LLC, purportedly on its own behalf and in its capacity as representative of former shareholders of Oriel Therapeutics, Inc. (Oriel) against Sandoz Inc. and two affiliates and one current and one former officer of Sandoz AG. Plaintiffs assert various common law and statutory contract, fraud and negligent misrepresentation claims arising out of the Sandoz Inc. purchase of Oriel and seek USD 335 million in compensatory damages as well as certain recissionary relief and punitive damages. Sandoz denies the allegations and intends to vigorously defend the case.

Consumer class actions
 Novartis companies have been the subject of various consumer lawsuits that are brought as proposed class actions but in which class certification has not been decided. For example, four putative class actions were brought in December 2013 and January 2014 against Novartis and its consumer health unit, in California Superior Court, in the USDC for the DNJ, in the USDC for the Eastern District of New York and in the USDC for the Northern District of California, generally claiming that it was a deceptive practice to sell Excedrin Migraine at a higher price than Excedrin Extra Strength when the two have the same active ingredients, even though the products have different labels and clearly disclose their active ingredients. Between November 2012 and December 2013, four putative consumer fraud class action litigations were commenced in the Southern District of Illinois, the Eastern District of Missouri and the Southern District of Florida claiming that Alcon (and in two cases Sandoz) and many other manufacturers defendants’ eye drop products were deceptively designed so that the drop dosage is more than necessary to be absorbed in the eye or there is too much solution in each bottle for the course of the treatment, leading to wastage and higher costs to patient consumers. These cases are being vigorously defended, both on the merits and with respect to class certification.

In addition to the matters described above, there have been other procedural developments in the other potentially significant legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent events

Divestment of Vaccines and Diagnostics’ blood transfusion unit
 On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company, Grifols S.A., for USD 1.7 billion in cash. The estimated pre-tax gain on this transaction, subject to finalization of the accounting, will be approximately USD 0.9 billion.

Restructuring announcements
 During January 2014, the Pharmaceuticals Division announced plans to change the size and structure of the US Primary Care Business Unit, a shift of positions within Switzerland, and announced the closure of a production facility in Suffern, New York, US.

We anticipate that these three initiatives in the US and Switzerland will contribute to an exceptional charge of approximately USD 150 million being recorded in the first quarter of 2014.

SUPPLEMENTARY INFORMATION  (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other income and expense items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Fourth quarter

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Q4 2012 USD m	Q4 2013 USD m	Restated[1] Q4 2012 USD m	Q4 2013 USD m	Restated[1] Q4 2012 USD m

Operating income	2 013	1 924	172	323	276	284	42	41	48	-12	-178	-159	2 373	2 401

Amortization of intangible assets	70	86	517	480	105	96	51	55	13	14			756	731

Impairments

Intangible assets	19	186				3				-1			19	188

Other property, plant & equipment	53	-1			1	3	1	2		1	17	2	72	7

Financial assets	14	1					-1				7	5	20	6

Total impairment charges	86	186			1	6		2			24	7	111	201

Acquisition-related items

- Expense			121	83		23						-2	121	104

Total acquisition-related items, net			121	83		23						-2	121	104

Other exceptional items

Exceptional divestment gains	-125	-10											-125	-10

Restructuring items

- Income	-28	-4		-1		-2				-2			-28	-9

- Expense	85	34	41	11		2		1	-3	1			123	49

Legal-related items

- Expense	5				-10					25			-5	25

Additional exceptional income	-34		-44		-4								-82

Additional exceptional expense	61	65	44	3	5	5			2	-3	39	32	151	102

Total other exceptional items	-36	85	41	13	-9	5		1	-1	21	39	32	34	157

Total adjustments	120	357	679	576	97	130	51	58	12	35	63	37	1 022	1 193

Core operating income	2 133	2 281	851	899	373	414	93	99	60	23	-115	-122	3 395	3 594

as % of net sales	25.6%	27.6%	32.1%	34.9%	15.5%	17.3%	14.2%	15.8%	5.8%	2.4%			22.5%	24.2%

Income from associated companies						2	-1	-1			155	166	154	167

Core adjustments to income from associated companies, net of tax											44	23	44	23

Interest expense													-163	-199

Other financial income and expense													-42	-19

Taxes (adjusted for above items)													-433	-524

Core net income													2 955	3 042

Core net income attributable to shareholders													2 926	3 005

Core EPS (USD)													1.20	1.24

1 Q4 2012 Other income and Other expense have been restated by an additional USD 80 million expense (USD 60 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Full year

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	FY 2012 USD m	FY 2013 USD m	Restated[1] FY 2012 USD m	FY 2013 USD m	Restated[1] FY 2012 USD m

Operating income	9 376	9 598	1 232	1 465	1 028	1 091	-165	-250	178	48	-739	-759	10 910	11 193

Amortization of intangible assets	278	322	1 989	1 915	409	364	222	215	53	57	4	3	2 955	2 876

Impairments

Intangible assets	29	211	57	17	20	43		5	8	7			114	283

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1								33				34

Other property, plant & equipment	28	25	4		-3	3	1	6	-1	3	17	2	46	39

Financial assets	16	2					7	1			42	31	65	34

Total impairment charges	74	238	61	17	17	46	8	12	40	10	59	33	259	356

Acquisition-related items

- Expense			330	264		62		3			1	1	331	330

Total acquisition-related items, net			330	264		62		3			1	1	331	330

Other exceptional items

Exceptional divestment gains	-313	-93										-51	-313	-144

Restructuring items

- Income	-40	-70		-1		-10				-8			-40	-89

- Expense	122	240	77	24	2	4		1	25	3			226	272

Legal-related items

- Expense	33	19			85					25			118	44

Additional exceptional income	-70	-137	-56		-4	-59		-56			-75		-205	-252

Additional exceptional expense	63	96	61	14	4	5			2	24	114	117	244	256

Total other exceptional items	-205	55	82	37	87	-60		-55	27	44	39	66	30	87

Total adjustments	147	615	2 462	2 233	513	412	230	175	120	111	103	103	3 575	3 649

Core operating income	9 523	10 213	3 694	3 698	1 541	1 503	65	-75	298	159	-636	-656	14 485	14 842

as % of net sales	29.6%	31.8%	35.2%	36.2%	16.8%	17.3%	3.3%	-4.0%	7.3%	4.3%			25.0%	26.2%

Income from associated companies		-2		16	2	5	1	3			597	530	600	552

Core adjustments to income from associated companies, net of tax				-16							277	219	277	203

Interest expense													-683	-724

Other financial income and expense[2]													-48	-96

Taxes (adjusted for above items)													-2 098	-2 201

Core net income													12 533	12 576

Core net income attributable to shareholders													12 416	12 463

Core EPS (USD)													5.09	5.15

[1] 2012 Other income and Other expense have been restated by an additional USD 318 million expense (USD 235 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

[2] 2013 adjusted for USD 44 million devaluation loss related to Venezuela.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q4 2013 Core results	Restated[5] Q4 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	10 051	736			8	10 795	10 856

Operating income	2 373	756	111	121	34	3 395	3 594

Income before taxes	2 322	800	111	121	34	3 388	3 566

Taxes[6]	-264					-433	-524

Net income	2 058					2 955	3 042

EPS (USD)[7]	0.83					1.20	1.24

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 312	736			8	-4 568	-4 212

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 954				27	-3 927	-3 851

Research & Development	-2 697	20	19		51	-2 607	-2 467

General & Administration	-822				8	-814	-785

Other income	562		-17		-223	322	223

Other expense	-767		109	121	163	-374	-382

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	154	44				198	190

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets and property, plant and equipment, mainly related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs.
[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales includes charges related to termination of a co-promotional contract; Research & Development also includes a net increase of contingent consideration liabilities related to acquisitions; General & Administration includes exceptional IT-related costs; Other income includes gains from divestments, reversal of impairment charges related to property, plant and equipment, income from post-retirement medical plan amendments and reduction in restructuring charge provisions; Other expense includes charges for transforming IT and finance processes.

5 Q4 2012 Other income and Other expense have been restated by an additional USD 80 million expense (USD 60 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.1 billion to arrive at the core results before tax amounts to USD 169 million. This results in the average tax rate on the adjustments being 15.9%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2013 Core results	Restated[5] FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	39 223	2 866	28		41	42 158	41 847

Operating income	10 910	2 955	259	331	30	14 485	14 842

Income before taxes	10 735	3 214	259	349	74	14 631	14 777

Taxes[6]	-1 443					-2 098	-2 201

Net income	9 292					12 533	12 576

EPS (USD)[7]	3.76					5.09	5.15

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-19 608	2 866	28		41	-16 673	-15 658

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-14 549				27	-14 522	-14 352

Research & Development	-9 852	85	86		39	-9 642	-9 116

General & Administration	-3 060				25	-3 035	-2 923

Other income	1 367		-53		-506	808	675

Other expense	-2 219	4	198	331	404	-1 282	-1 289

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	600	259		18		877	755

Other financial income and expense	-92				44	-48	-96

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets and property, plant and equipment, mainly related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs. Income from associated companies includes restructuring charges related to Roche.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales includes charges related to termination of a co-promotional contract; Research & Development also includes a net increase of contingent consideration liabilities related to acquisitions; General & Administration includes exceptional IT-related costs; Other income includes divestment gains, a reversal of a Corporate provision, income from post-retirement medical plan amendments and reduction in restructuring charge provisions; Other expense includes a restructuring provision charge, provisions for legal matters, and charges for transforming IT and finance processes; Other financial income and expense includes devaluation losses of USD 44 million related to Venezuela.

[5] 2012 Other income and Other expense have been restated by an additional USD 318 million expense (USD 235 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.9 billion to arrive at the core results before tax amounts to USD 655 million. This results in the average tax rate on the adjustments being 16.8%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals –Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q4 2013 Core results	Q4 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 712	59			2	6 773	6 868

Operating income	2 013	70	86		-36	2 133	2 281

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 773	59			2	-1 712	-1 587

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-2 357				27	-2 330	-2 344

Research & Development	-1 990	11	19		2	-1 958	-1 864

Other income	317		-17		-182	118	65

Other expense	-397		84		115	-198	-163

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes charges related to the reversal of an impairment charge related to aliskiren production equipment for which an alternative use has been found; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales includes charges related to termination of a co-promotional contract; Research & Development includes restructuring charges; Other income includes divestment gains, impact of an income from a post-retirement medical plan amendment and a reduction of restructuring charge provisions; Other expense includes restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	FY 2013 Core results	FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	26 258	228			6	26 492	26 767

Operating income	9 376	278	74		-205	9 523	10 213

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-6 655	228			6	-6 421	-6 134

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-8 514				27	-8 487	-8 568

Research & Development	-7 242	50	29		2	-7 161	-6 697

Other income	699		-46		-390	263	273

Other expense	-774		91		150	-533	-501

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes charges related to the reversal of impairment charges related to aliskiren production equipment for which an alternative use has been found; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes principally restructuring charges related to the Group-wide rationalization of manufacturing sites offset by a provision reduction related to aliskiren; Marketing & Sales includes charges related to termination of a co-promotional contract; Research & Development includes restructuring charges; Other income includes principally divestment gains and a reduction in restructuring charge provisions; Other expense includes restructuring charges and provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon –Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q4 2013 Core results	Q4 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 364	515			1	1 880	1 888

Operating income	172	517		121	41	851	899

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 308	515			1	-792	-710

The following are adjustments to arrive at Core Operating Income

Research & Development	-287	2			49	-236	-227

General & Administration	-150				8	-142	-125

Other income	51				-40	11	7

Other expense	-158			121	23	-14	-34

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects acquisition-related Alcon integration and restructuring charges.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites offset by the release of a contingent consideration liability related to recent acquisitions; Research & Development includes a net increase of contingent consideration liabilities related to acquisitions; General & Administration includes exceptional IT costs; Other income includes the impact of an income from a post-retirement medical plan amendment; Other expense includes net restructuring charges related to European commercial operations and the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2013 Core results	FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	5 673	1 980			12	7 665	7 639

Operating income	1 232	1 989	61	330	82	3 694	3 698

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 900	1 980			12	-2 908	-2 695

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 042	9	57		37	-939	-950

General & Administration	-589				25	-564	-496

Other income	79				-40	39	48

Other expense	-437		4	330	48	-55	-81

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects acquisition-related Alcon integration and restructuring charges.
[4] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites offset by the release of a contingent consideration liability related to recent acquisitions; Research & Development includes a net increase of contingent consideration liabilities related to acquisitions; General & Administration includes exceptional IT costs; Other income includes the impact of an income from a post-retirement medical plan amendment; Other expense includes net restructuring charges related to European commercial operations and the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz –Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q4 2013 Core results	Q4 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 014	104			1	1 119	1 198

Operating income	276	105	1		-9	373	414

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 480	104			1	-1 375	-1 265

The following are adjustments to arrive at Core Operating Income

Research & Development	-209	1				-208	-194

Other expense	-20		1		-10	-29	-84

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense includes a net decrease in provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	FY 2013 Core results	FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3 995	407	20		2	4 424	4 309

Operating income	1 028	409	17		87	1 541	1 503

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 476	407	20		2	-5 047	-4 684

The following are adjustments to arrive at Core Operating Income

Research & Development	-787	2				-785	-749

Other income	106		-6			100	64

Other expense	-240		3		85	-152	-211

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense includes provisions for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	Q4 2013 Core results	Q4 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	290	45				335	337

Operating income	42	51				93	99

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-511	45				-466	-396

The following are adjustments to arrive at Core Operating Income

Research & Development	-132	6				-126	-100

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	FY 2013 Core results	FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	803	198				1 001	899

Operating loss	-165	222	8			65	-75

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 578	198				-1 380	-1 278

The following are adjustments to arrive at Core Operating loss

Research & Development	-476	24				-452	-429

Other expense	-88		8			-80	-108

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairment charges for financial assets and property, plant and equipment.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[2]	Q4 2013 Core results	Q4 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	605	13			4	622	545

Operating income	48	13			-1	60	23

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-442	13			4	-425	-433

The following are adjustments to arrive at Core Operating Income

Other income	22				-1	21	53

Other expense	-1				-4	-5	-30

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes reversal of charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	FY 2013 Core results	FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 360	53	8		21	2 442	2 139

Operating income	178	53	40		27	298	159

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 751	53	8		21	-1 669	-1 640

The following are adjustments to arrive at Core Operating Income

Other income	79		-1		-1	77	67

Other expense	-63		33		7	-23	-43

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other income includes a reduction of an impairment charge; Other expense includes impairments of property, plant and equipment related to the Group-wide rationalization of manufacturing sites.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes reversal of charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Fourth quarter

	Q4 2013 IFRS results	Amortization of intangible assets	Impairments[1]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[2]	Q4 2013 Core results	Restated Q4 2012 Core results[3]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	66					66	20

Operating income	-178		24		39	-115	-122

The following are adjustments to arrive at Core Operating Income

Other expense	-180		24		39	-117	-30

[1] Impairments: Other expense includes impairment charges related to property, plant and equipment and to a financial asset.
[2] Other exceptional items: Other expense includes charges for transforming IT and finance processes.
3 Q4 2012 Other income and Other expense have been restated by an additional USD 80 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Full year

	FY 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2013 Core results	Restated[5] FY 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	134					134	94

Operating income	-739	4	59	1	39	-636	-656

The following are adjustments to arrive at Core Operating Income

Other income	334				-75	259	200

Other expense	-617	4	59	1	114	-439	-345

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and to a financial asset.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense reflects Alcon integration costs.
[4] Other exceptional items: Other income includes a reversal of a provision; Other expense includes charges for transforming IT and finance processes.
[5] 2012 Other income and Other expense have been restated by an additional USD 318 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 36 and 72).

Condensed consolidated changes in net debt

Fourth quarter

	Q4 2013 USD m	Q4 2012 USD m

Change in cash and cash equivalents	324	961

Change in marketable securities, commodities, financial debt and financial derivatives	2 316	2 471

Reduction in net debt	2 640	3 432

Net debt at October 1	-11 436	-15 039

Net debt at December 31	-8 796	-11 607

Full year

	FY 2013 USD m	FY 2012 USD m

Change in cash and cash equivalents	1 135	1 843

Change in marketable securities, commodities, financial debt and financial derivatives	1 676	1 704

Reduction in net debt	2 811	3 547

Net debt at January 1	-11 607	-15 154

Net debt at December 31	-8 796	-11 607

Components of net debt

	Dec 31, 2013 USD m	Dec 31, 2012 USD m

Current financial debts and derivative financial instruments	-6 776	-5 945

Non-current financial debts	-11 242	-13 781

Less liquidity:

Cash and cash equivalents	6 687	5 552

Marketable securities, commodities and derivative financial instruments	2 535	2 567

Net debt at December 31	-8 796	-11 607

Share information

	Dec 31, 2013	Dec 31, 2012

Number of shares outstanding	2 426 084 308	2 420 620 174

Registered share price (CHF)	71.20	57.45

ADR price (USD)	80.38	63.30

Market capitalization (USD billion)	194.2	152.0

Market capitalization (CHF billion)	172.7	139.1

Free cash flow

Fourth quarter

	Q4 2013 USD m	Restated[1] Q4 2012 USD m	Change USD m

Operating income	2 373	2 401	-28

Reversal of non-cash items
Depreciation, amortization and impairments	1 324	1 384	-60

Change in provisions and other non-current liabilities	189	247	-58

Other	60	169	-109

Operating income adjusted for non-cash items	3 946	4 201	-255

Interest and other financial receipts	-65	18	-83

Interest and other financial payments	-90	-108	18

Taxes paid	-453	-329	-124

Payments out of provisions and other net cash movements in non-current liabilities	-324	-276	-48

Change in inventory and trade receivables less trade payables	1 640	1 452	188

Change in other net current assets and other operating cash flow items	-204	-331	127

Cash flows from operating activities	4 450	4 627	-177

Purchase of property, plant & equipment	-1 095	-1 020	-75

Purchase of intangible, financial and other non-current assets	-234	-192	-42

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	198	98	100

Free cash flow	3 319	3 513	-194

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 72.

Full year

	FY 2013 USD m	Restated[1] FY 2012 USD m	Change USD m

Operating income	10 910	11 193	-283

Reversal of non-cash items
Depreciation, amortization and impairments	4 990	4 954	36

Change in provisions and other non-current liabilities	807	857	-50

Other	335	452	-117

Operating income adjusted for non-cash items	17 042	17 456	-414

Interest and other financial receipts	541	689	-148

Interest and other financial payments	-631	-616	-15

Taxes paid	-2 024	-2 022	-2

Payments out of provisions and other net cash movements in non-current liabilities	-1 015	-1 173	158

Change in inventory and trade receivables less trade payables	-562	183	-745

Change in other net current assets and other operating cash flow items	-177	-323	146

Cash flows from operating activities	13 174	14 194	-1 020

Purchase of property, plant & equipment	-3 064	-2 698	-366

Purchase of intangible, financial and other non-current assets	-711	-607	-104

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	546	494	52

Free cash flow	9 945	11 383	-1 438

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 36 and 72.

Supplementary tables: Fourth quarter 2013  – Net sales of the top 20 pharmaceutical products in 2013

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	556	30	671	-9	1 227	4	5

Diovan/Co–Diovan	Primary Care	Hypertension	386	-9	457	-11	843	-15	-10

Lucentis	Ophthalmics	Age-related macular degeneration			630	1	630	-1	1

Gilenya	Neuroscience	Relapsing multiple sclerosis	252	33	275	73	527	51	51

Sandostatin	Oncology	Acromegaly	185	14	231	7	416	7	10

Exforge	Primary Care	Hypertension	88	-2	284	10	372	3	7

Afinitor/Votubia	Oncology	Breast cancer	181	21	180	47	361	32	33

Tasigna	Oncology	Chronic myeloid leukemia	115	20	237	28	352	21	25

Galvus	Primary Care	Diabetes			328	37	328	29	37

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	107	-6	143	-3	250	-6	-5

Exjade	Oncology	Iron chelator	71	13	173	2	244	3	5

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	13	-19	182	-4	195	-10	-5

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain			176	3	176	-6	3

Myfortic	Integrated Hospital Care	Transplantation	75	15	84	-12	159	-3	-1

Xolair	Primary Care	Asthma			173	36	173	33	36

Zometa	Oncology	Cancer complications	4	-97	90	-46	94	-71	-69

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	118	8	43	4	161	7	8

Comtan/Stalevo	Neuroscience	Parkinson’s disease	9	-31	94	-2	103	-10	-5

TOBI	Critical Care	Cystic fibrosis	56	-7	32	8	88	-2	-2

Femara	Oncology	Breast cancer	5	-29	95	-2	100	-10	-5

Top 20 products total			2 221	4	4 578	4	6 799	1	4

Rest of portfolio			351	-18	1 173	8	1 524	-3	1

Total Division sales			2 572	1	5 751	5	8 323	1	4

Supplementary tables: Full year – Net sales of the top 20 pharmaceutical products in 2013

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	1 939	14	2 754	-6	4 693	0	1

Diovan/Co–Diovan	Primary Care	Hypertension	1 679	-20	1 845	-12	3 524	-20	-16

Lucentis	Ophthalmics	Age-related macular degeneration			2 383	1	2 383	-1	1

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 023	41	911	94	1 934	62	62

Sandostatin	Oncology	Acromegaly	710	9	879	6	1 589	5	8

Exforge	Primary Care	Hypertension	356	-1	1 100	16	1 456	8	12

Afinitor/Votubia	Oncology	Breast cancer	691	68	618	64	1 309	64	66

Tasigna	Oncology	Chronic myeloid leukemia	428	22	838	36	1 266	27	31

Galvus	Primary Care	Diabetes			1 200	40	1 200	32	40

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	457	7	575	-5	1 032	-2	0

Exjade	Oncology	Iron chelator	265	6	628	4	893	3	4

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	56	-13	694	-3	750	-9	-4

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain	2	100	673	-4	675	-11	-4

Myfortic	Integrated Hospital Care	Transplantation	270	13	367	13	637	10	13

Xolair	Primary Care	Asthma			613	24	613	22	24

Zometa	Oncology	Cancer complications	115	-80	485	-30	600	-53	-52

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	435	8	159	6	594	7	8

Comtan/Stalevo	Neuroscience	Parkinson’s disease	33	-78	368	0	401	-24	-21

TOBI	Critical Care	Cystic fibrosis	268	28	119	12	387	22	22

Femara	Oncology	Breast cancer	19	-14	365	-7	384	-12	-7

Top 20 products total			8 746	2	17 574	5	26 320	1	4

Rest of portfolio			1 510	-15	4 384	3	5 894	-5	-2

Total Division sales			10 256	-1	21 958	5	32 214	0	3

Pharmaceuticals net sales by business franchise – Fourth quarter

	Q4 2013 USD m	Q4 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	843	992	-15	-10

Exforge	372	361	3	7

Subtotal Valsartan Group	1 215	1 353	-10	-5

Tekturna/Rasilez	59	81	-27	-25

Subtotal Hypertension	1 274	1 434	-11	-7

Arcapta Neohaler/Onbrez Breezhaler	53	38	39	40

Seebri Breezhaler	25	3	nm	nm

Ultibro Breezhaler	6		nm	nm

Subtotal Q Family	84	41	105	104

Galvus	328	255	29	37

Xolair	173	130	33	36

Total strategic franchise products	1 859	1 860	0	5

Established medicines	362	350	3	8

Total Primary Care products	2 221	2 210	0	5

Oncology
Gleevec/Glivec	1 227	1 179	4	5

Tasigna	352	291	21	25

Subtotal Bcr-Abl franchise	1 579	1 470	7	9

Sandostatin	416	389	7	10

Afinitor/Votubia	361	273	32	33

Exjade	244	237	3	5

Zometa	94	322	-71	-69

Femara	100	111	-10	-5

Jakavi	47	21	124	119

Proleukin	26	17	53	61

Other	60	56	7	7

Total Oncology products	2 927	2 896	1	3

Specialty - Neuroscience
Gilenya	527	349	51	51

Exelon/Exelon Patch	250	266	-6	-5

Comtan/Stalevo	103	114	-10	-5

Extavia	37	44	-16	-17

Other	21	11	91	73

Total strategic franchise products	938	784	20	20

Established medicines	112	118	-5	1

Total Neuroscience products	1 050	902	16	18

Specialty - Ophthalmics
Lucentis	630	634	-1	1

Other	14	21	-33	-26

Total Opthalmics products	644	655	-2	0

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	195	216	-10	-5

Myfortic	159	164	-3	-1

Zortress/Certican	63	58	9	12

Ilaris	37	19	95	89

Other	109	105	4	7

Total strategic franchise products	563	562	0	3

Everolimus stent drug	46	45	2	-2

Established medicines	193	329	-41	-41

Total IHC products	802	936	-14	-13

Specialty - Critical Care
TOBI	88	90	-2	-2

Total Critical Care products	88	90	-2	-2

Established medicines - additional products
Voltaren (excl. other divisions)	176	188	-6	3

Ritalin/Focalin	161	150	7	8

Tegretol	90	93	-3	0

Trileptal	69	67	3	8

Foradil	55	55	0	4

Other	40	34	18	67

Total additional products	591	587	1	8

Total strategic franchise products	7 019	6 847	3	5

Total established medicines and additional products	1 304	1 429	-9	-4

Total Division net sales	8 323	8 276	1	4

* includes Transplantation
nm = not meaningful

Pharmaceuticals net sales by business franchise – Full year

	FY 2013 USD m	FY 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	3 524	4 417	-20	-16

Exforge	1 456	1 352	8	12

Subtotal Valsartan Group	4 980	5 769	-14	-9

Tekturna/Rasilez	290	383	-24	-23

Subtotal Hypertension	5 270	6 152	-14	-10

Arcapta Neohaler/Onbrez Breezhaler	192	134	43	47

Seebri Breezhaler	58	3	nm	nm

Ultibro Breezhaler	6		nm	nm

Subtotal Q Family	256	137	87	90

Galvus	1 200	910	32	40

Xolair	613	504	22	24

Total strategic franchise products	7 339	7 703	-5	0

Established medicines	1 352	1 532	-12	-8

Total Primary Care products	8 691	9 235	-6	-1

Oncology
Gleevec/Glivec	4 693	4 675	0	1

Tasigna	1 266	998	27	31

Subtotal Bcr-Abl franchise	5 959	5 673	5	7

Sandostatin	1 589	1 512	5	8

Afinitor/Votubia	1 309	797	64	66

Exjade	893	870	3	4

Zometa	600	1 288	-53	-52

Femara	384	438	-12	-7

Jakavi	163	30	nm	nm

Proleukin	91	59	54	55

Other	228	257	-11	-12

Total Oncology products	11 216	10 924	3	4

Specialty - Neuroscience
Gilenya	1 934	1 195	62	62

Exelon/Exelon Patch	1 032	1 050	-2	0

Comtan/Stalevo	401	530	-24	-21

Extavia	159	159	0	-1

Other	78	62	26	25

Total strategic franchise products	3 604	2 996	20	21

Established medicines	444	483	-8	-4

Total Neuroscience products	4 048	3 479	16	18

Specialty - Ophthalmics
Lucentis	2 383	2 398	-1	1

Other	61	88	-31	-27

Total Opthalmics products	2 444	2 486	-2	0

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	750	821	-9	-4

Myfortic	637	579	10	13

Zortress/Certican	249	210	19	20

Ilaris	119	72	65	65

Other	429	398	8	9

Total strategic franchise products	2 184	2 080	5	8

Everolimus stent drug	247	256	-4	-4

Established medicines	852	1 160	-27	-26

Total IHC products	3 283	3 496	-6	-4

Specialty - Critical Care
TOBI	387	317	22	22

Total Critical Care products	387	317	22	22

Established medicines - additional products
Voltaren (excl. other divisions)	675	759	-11	-4

Ritalin/Focalin	594	554	7	8

Tegretol	342	348	-2	2

Trileptal	257	279	-8	-5

Foradil	205	240	-15	-13

Other	72	36	100	196

Total additional products	2 145	2 216	-3	2

Total strategic franchise products	27 174	26 506	3	5

Total established medicines and additional products	5 040	5 647	-11	-7

Total Division net sales	32 214	32 153	0	3

* includes Transplantation
nm = not meaningful

Net sales by region1 – Fourth quarter

	Q4 2013	Q4 2012	% change		Q4 2013	Q4 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 847	2 688	6	2	34	32

US	2 572	2 553	1	1	31	31

Asia/Africa/Australasia	2 105	2 266	-7	3	25	27

Canada and Latin America	799	769	4	19	10	10

Total	8 323	8 276	1	4	100	100

Of which in Established Markets	6 256	6 316	-1	1	75	76

Of which in Emerging Growth Markets	2 067	1 960	5	12	25	24

Alcon

Europe	749	700	7	4	28	27

US	1 028	979	5	5	39	38

Asia/Africa/Australasia	597	618	-3	7	22	24

Canada and Latin America	281	279	1	11	11	11

Total	2 655	2 576	3	6	100	100

Of which in Established Markets	1 994	1 945	3	5	75	76

Of which in Emerging Growth Markets	661	631	5	10	25	24

Sandoz

Europe	1 207	1 123	7	4	50	47

US	737	810	-9	-9	31	34

Asia/Africa/Australasia	316	287	10	16	13	12

Canada and Latin America	151	167	-10	-3	6	7

Total	2 411	2 387	1	1	100	100

Of which in Established Markets	1 735	1 767	-2	-3	72	74

Of which in Emerging Growth Markets	676	620	9	12	28	26

Vaccines and Diagnostics

Europe	208	283	-27	-30	32	45

US	251	192	31	30	38	31

Asia/Africa/Australasia	122	83	47	45	19	13

Canada and Latin America	74	70	6	7	11	11

Total	655	628	4	3	100	100

Of which in Established Markets	475	493	-4	-5	73	79

Of which in Emerging Growth Markets	180	135	33	32	27	21

Consumer Health

Europe	506	464	9	7	49	48

US	210	176	19	20	20	18

Asia/Africa/Australasia	202	205	-1	4	20	21

Canada and Latin America	116	116	0	13	11	13

Total	1 034	961	8	10	100	100

Of which in Established Markets	663	601	10	11	64	63

Of which in Emerging Growth Markets	371	360	3	8	36	37

Group Total

Europe	5 517	5 258	5	2	37	35

US	4 798	4 710	2	2	32	32

Asia/Africa/Australasia	3 342	3 459	-3	6	22	23

Canada and Latin America	1 421	1 401	1	14	9	10

Total	15 078	14 828	2	4	100	100

Of which in Established Markets	11 123	11 122	0	1	74	75

Of which in Emerging Growth Markets	3 955	3 706	7	12	26	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Net sales by region1 – Full year

	FY 2013	FY 2012	% change		FY 2013	FY 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	10 993	10 238	7	5	34	32

US	10 256	10 392	-1	-1	32	32

Asia/Africa/Australasia	7 947	8 434	-6	4	25	26

Canada and Latin America	3 018	3 089	-2	8	9	10

Total	32 214	32 153	0	3	100	100

Of which in Established Markets	24 493	24 778	-1	1	76	77

Of which in Emerging Growth Markets	7 721	7 375	5	9	24	23

Alcon

Europe	2 831	2 710	4	3	27	27

US	4 179	4 016	4	4	40	39

Asia/Africa/Australasia	2 378	2 395	-1	9	23	23

Canada and Latin America	1 108	1 104	0	8	10	11

Total	10 496	10 225	3	5	100	100

Of which in Established Markets	7 918	7 805	1	4	75	76

Of which in Emerging Growth Markets	2 578	2 420	7	10	25	24

Sandoz

Europe	4 596	4 225	9	7	50	49

US	2 821	2 786	1	1	31	32

Asia/Africa/Australasia	1 139	1 057	8	13	12	12

Canada and Latin America	603	634	-5	1	7	7

Total	9 159	8 702	5	5	100	100

Of which in Established Markets	6 625	6 402	3	3	72	74

Of which in Emerging Growth Markets	2 534	2 300	10	12	28	26

Vaccines and Diagnostics

Europe	654	658	-1	-3	33	35

US	821	746	10	10	41	40

Asia/Africa/Australasia	328	273	20	18	17	15

Canada and Latin America	184	181	2	4	9	10

Total	1 987	1 858	7	6	100	100

Of which in Established Markets	1 512	1 434	5	5	76	77

Of which in Emerging Growth Markets	475	424	12	12	24	23

Consumer Health

Europe	2 004	1 877	7	5	49	50

US	847	652	30	30	21	17

Asia/Africa/Australasia	793	777	2	8	20	21

Canada and Latin America	420	429	-2	6	10	12

Total	4 064	3 735	9	10	100	100

Of which in Established Markets	2 636	2 415	9	9	65	65

Of which in Emerging Growth Markets	1 428	1 320	8	12	35	35

Group Total

Europe	21 078	19 708	7	5	36	35

US	18 924	18 592	2	2	33	33

Asia/Africa/Australasia	12 585	12 936	-3	6	22	23

Canada and Latin America	5 333	5 437	-2	7	9	9

Total	57 920	56 673	2	4	100	100

Of which in Established Markets	43 184	42 834	1	2	75	76

Of which in Emerging Growth Markets	14 736	13 839	6	10	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Principal currency translation rates

Fourth quarter

	Average rates Q4 2013 USD	Average rates Q4 2012 USD	Period-end rates Dec 31, 2013 USD	Period-end rates Dec 31, 2012 USD

1 CHF	1.107	1.074	1.124	1.093

1 EUR	1.361	1.297	1.378	1.319

1 GBP	1.619	1.606	1.653	1.616

100 JPY	0.997	1.232	0.952	1.161

Full year

	Average rates FY 2013 USD	Average rates FY 2012 USD	Period-end rates Dec 31, 2013 USD	Period-end rates Dec 31, 2012 USD

1 CHF	1.079	1.067	1.124	1.093

1 EUR	1.328	1.286	1.378	1.319

1 GBP	1.564	1.585	1.653	1.616

100 JPY	1.026	1.254	0.952	1.161

Income from associated companies

	Q4 2013 USD m	Q4 2012 USD m	FY 2013 USD m	FY 2012 USD m

Share of estimated Roche reported net income	207	208	817	709

Prior-year adjustment			-59	-18

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-39	-40	-154	-153

Net income effect from Roche	168	168	604	538

Net (loss)/income from other associated companies	-14	-1	-4	14

Income from associated companies	154	167	600	552

Restatement as a result of adopting revised revised IAS 19 on Employee Benefits

Page 36 explains the changes introduced by the revised accounting standard IAS 19 on Employee Benefits.

The following tables show the line items impacted by the introduction of revised IAS 19:

Restated consolidated income statements

Fourth quarter 2012

	Published Q4 2012 USD m	Adjustment USD m	Restated Q4 2012 USD m

Other income	280	-36	244

Other expense	-519	-44	-563

Operating income	2 481	-80	2 401

Income before taxes	2 430	-80	2 350

Taxes	-348	20	-328

Net income	2 082	-60	2 022

Attributable to:
Shareholders of Novartis AG	2 045	-60	1 985

Non-controlling interests	37		37

Average number of shares outstanding – Basic (million)	2 420		2 420

Basic earnings per share (USD)[1]	0.84	-0.02	0.82

Average number of shares outstanding – Diluted (million)	2 451		2 451

Diluted earnings per share (USD)[1]	0.83	-0.02	0.81

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Full year 2012

	Published FY 2012 USD m	Adjustment USD m	Restated FY 2012 USD m

Other income	1 187	-138	1 049

Other expense	-1 859	-180	-2 039

Operating income	11 511	-318	11 193

Income before taxes	11 243	-318	10 925

Taxes	-1 625	83	-1 542

Net income	9 618	-235	9 383

Attributable to:
Shareholders of Novartis AG	9 505	-235	9 270

Non-controlling interests	113		113

Average number of shares outstanding – Basic (million)	2 418		2 418

Basic earnings per share (USD)[1]	3.93	-0.10	3.83

Average number of shares outstanding – Diluted (million)	2 445		2 445

Diluted earnings per share (USD)[1]	3.89	-0.10	3.79

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Restated condensed consolidated balance sheets

	Published Dec 31, 2012 (audited) USD m	Adjustment USD m	Restated Dec 31, 2012 (unaudited) USD m

Assets
Non-current assets
Financial and other non-current assets	17 852	-25	17 827

Total non-current assets	96 212	-25	96 187

Total assets	124 216	-25	124 191

Equity and liabilities
Equity attributable to Novartis AG shareholders	69 093	44	69 137

Total equity	69 219	44	69 263

Non-current liabilities
Other non-current liabilities	17 165	-69	17 096

Total non-current liabilities	30 946	-69	30 877

Total liabilities	54 997	-69	54 928

Total equity and liabilities	124 216	-25	124 191

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “prospects,” “proposed,” “momentum,” “pipeline,” “strategy,” “ongoing,” “confidence,” “outlook,” “to grow,” “promising,” “positive recommendation,” “recommended,” “potential,” “breakthrough therapy,” “will,” “in process,” “priority,” “proposal,” “could,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings, the potential outcome of the share buyback being initiated; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns or regarding the potential outcome of the share buyback being initiated.  Neither can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the divestment of our former blood transfusion diagnostics unit may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing and quality issues, including the final resolution of the Warning Letters previously issued to us with respect to Sandoz and Consumer Health manufacturing facilities; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Humira® and Lovenox® are registered trademarks of their respective owners.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 136,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2013 Annual Report today, and it is available on its website at www.novartis.com. Novartis will also today file its 2013 Annual Report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates
February 25, 2014                              Annual General Meeting
April 24, 2014                                     First quarter results 2014
June 17-18, 2014                                Novartis investor event in Switzerland
July 17, 2014                                      Second quarter results 2014
October 28, 2014                               Third quarter results 2014